EXHIBIT 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

MARCH 20, 2012

TABLE OF CONTENTS

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TABLE OF CONTENTS

(Continued)

DESCRIPTION	PAGE NO.
DIRECTORS’ APPROVAL	95
SCHEDULE “A” – TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS	A-1
SCHEDULE “B” – SHAREHOLDER PROPOSAL	B-1

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GOLDCORP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (“Goldcorp” or the “Company”) will be held at the Northern College of Applied Arts & Technology, Porcupine Campus, 4715 Highway 101 East, South Porcupine, Ontario on April 26, 2012 at 2:30 p.m. (Eastern Daylight time), for the following purposes:

(a)	To receive and consider the audited annual consolidated financial statements of the Company for the year ended December 31, 2011 and the report of the auditors thereon;

(b)	To elect directors of the Company for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the restricted share plan of the Company, as more particularly described in the accompanying Management Information Circular;

(e)	To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation;

(f)	To consider the shareholder proposal set out in Schedule “B” to the accompanying Management Information Circular; and

(g)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a Management Information Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2011. Shareholders are able to request to receive copies of the Company’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2011 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company at info@goldcorp.com or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has by resolution fixed the close of business on March 12, 2012 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Company has by resolution fixed 2:30 p.m. (Eastern Daylight time) on April 24, 2012, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-800-775-4067 toll free in North America or call collect at (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia this 20th day of March, 2012.

By Order of the Board of Directors

“Ian W. Telfer”
Ian W. Telfer Chairman of the Board

WHAT THE MEETING WILL COVER

Financial Statements

You will receive the audited annual consolidated financial statements for the year ended December 31, 2011, and the auditors’ report on the statements. These are included in the meeting materials that have been mailed to you, if you so requested. You can also download a copy from our website at www.goldcorp.com

Directors — see pages 12 and 15

You will elect eleven (11) directors to our Board of Directors. “Election of Directors” starting on page 15 tells you about the nominated directors, their background and experience, their shareholdings and any committees of the Board of Directors they currently sit on. All of the directors are elected for a term of one year.

Auditors — see page 12

You will vote on appointing the auditors. The Board of Directors, on the recommendation of the Audit Committee, has proposed that Deloitte & Touche LLP be appointed as our auditors. See page 12 for information about the services Deloitte & Touche LLP provided in 2011 and the fees we paid them. The Board of Directors has invited a representative of Deloitte & Touche LLP to attend the meeting.

Amendment to the Restricted Share Plan — see page 13

You will vote to approve an amendment to our Restricted Share Plan (as defined herein) to increase the number of restricted share units available for grant. There are currently 4,190,276 Common Shares reserved for issuance under the Restricted Share Plan, and the amendments would increase this number to 9,190,276 Common Shares, representing approximately 1.1% of the issued and outstanding Common Shares. The Board of Directors approved the amendment at a meeting on February 15, 2012, subject to shareholder and regulatory approvals.

Having a Say on Our Approach to Executive Compensation — see page 14

In 2012, you will vote on our approach to executive compensation, as disclosed in this Management Information Circular. See “Statement of Executive Compensation” starting on page 47. Your vote is advisory and non-binding, and will provide the Board of Directors and the Compensation Committee with important feedback.

Shareholder Proposal — see page 14

At the Meeting, you will vote on the shareholder proposal we received on March 16, 2012. We make every effort to be responsive to concerns expressed by our shareholders, and have included the proposal, management’s comment and the Board of Directors’ recommendation to vote AGAINST the proposal in Schedule “B” attached hereto.

Other Business

If other items of business are properly brought before the Meeting or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Meeting.

COMMONLY ASKED QUESTIONS AND ANSWERS – VOTING AND PROXIES

Q.	Who is soliciting my proxy?

A.	The management of Goldcorp Inc. (“Goldcorp” or the “Company”) is soliciting your proxy. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and Kingsdale Shareholder Services Inc., the Company’s outside proxy solicitation agency. The cost of solicitation will be borne by the Company.

Q.	Who is Kingsdale?

A.	The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States.

Kingsdale may be contacted

by mail at:	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2
by toll free telephone in North America at:	1-800-775-4067

by telephone collect outside North America at:	416-867-2272

by toll free facsimile at:	1-866-545-5580

by email at:	contactus@kingsdaleshareholder.com

Q.	What is quorum for the Meeting?

A.	Quorum is needed to transact business at the Meeting. Goldcorp’s by-laws require two persons present in person, each being a shareholder entitled to vote or a duly appointed proxy or proxyholder, representing not less than 33 1/3% of the common shares entitled to vote.

Q.	Who is entitled to vote?

A.	You are entitled to vote if you were a holder of common shares of Goldcorp as of the close of business on March 12, 2012 (the “Record Date”). Each common share is entitled to one vote.

Q.	When are proxies due?

A.	Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 2:30 p.m. (Eastern Daylight time) on April 24, 2012, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays).

Q.	How many votes are required to pass a matter on the agenda?

A.	A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this Management Information Circular.

Q.	How do I vote?

A.	If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by signing and returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form or online at the website indicated on the form.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see the question and answer below.

Q.	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution), how do I vote my shares?

A.	If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including these meeting materials and either a form of proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Q.	What if I am a non-registered shareholder and do not give voting instructions to my nominee?

A.	As a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted.

Q.	What happens if I want to attend the meeting and vote in person?

A.	If you are a registered shareholder and wish to vote in person, you may present yourself to a representative of the scrutineer of the meeting, CIBC Mellon Trust Company (“CIBC Mellon”). Your vote will be taken and counted at the meeting. If you wish to vote in person at the meeting, do not complete or return the form of proxy.

The Company does not have the names of its non-registered shareholders. Therefore, if you attend the meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the meeting. You should present yourself to a representative of CIBC Mellon upon arrival at the meeting.

Q.	Should I sign the form of proxy enclosed with this Management Information Circular?

A.	If you are a registered shareholder you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder please read the instructions provided by your nominee.

Q.	What if my shares are registered in more than one name or in the name of a company?

A.	If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact CIBC Mellon prior to submitting your form of proxy.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A.	Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the meeting, present themselves to a representative of CIBC Mellon.

Q.	Where do I send my completed proxy?

A.	You should send your completed proxy to:

CIBC Mellon Trust Company

Attention: Proxy Department

P.O. Box 721

Agincourt, Ontario M1S 0A1

or by fax to: 416-368-2502

or online at: www.proxypush.ca/g

Q.	Can I change my mind once I send my proxy?

A.	If you are a registered shareholder and have returned a form of proxy, you may revoke it by:

•	completing and signing another form of proxy bearing a later date, and delivering it to CIBC Mellon; or

•	delivering a written statement, signed by you or your authorized attorney to:

(a)	the registered office of Goldcorp located at 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Paul M. Stein, at any time up to and including April 25, 2012 or, if the meeting is adjourned, the business day preceding the day to which the meeting is adjourned; or

(b)	the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or, if the meeting is adjourned, the day to which the meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

Q.	How will the shares be voted if I send my proxy?

A.	The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your proxy but do not specify how you wish to vote, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted as follows:
(a)	FOR the election of directors of the Company as set out in this Management Information Circular;

(b)	FOR the appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(c)	FOR the resolution approving the amendment to the Restricted Share Plan of the Company;

(d)	FOR the non-binding advisory resolution accepting the Company’s approach to executive compensation; and

(e)	AGAINST the shareholder proposal attached as Schedule “B” to this Management Information Circular.

Q.	What if amendments are made to these matters or if other matters are brought before the meeting?

A.	If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned the form of proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders of Goldcorp, and with respect to other matters which may properly come before the meeting. As of the date of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.	What if I am a registered shareholder and do not submit a proxy?

A.	As a registered shareholder, if you do not submit a proxy prior to 48 hours before the meeting or you do not attend and vote at the meeting, your shares will not be voted on any matter that comes before the meeting.

Q.	What is an advisory vote on Say on Pay?

A.	The advisory vote on Say on Pay is being provided to shareholders of the Company to allow the shareholders to show their approval or disapproval of the Company’s executive compensation policies. An advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement sufficient executive compensation policies for the Company. If the advisory vote is not approved by at least a majority of the votes cast at the Meeting, the Board undertakes to discuss with the shareholders of the Company why they do not approve of the Company’s executive compensation policies and to consider modifications to such policies. The Board will disclose to shareholders as soon as is practicable (ideally within six months), and no later than in the Management Information Circular for its next annual meeting, a summary of the comments received from shareholders in the engagement process and the changes to the compensation policies made or to be made by the Board (or why no changes will be made).

Q.	Who counts the votes?

A.	A scrutineer, employed by the Company’s registrar and transfer agent, CIBC Mellon, will count the votes and report the results to the Company.

Q.	Is my vote confidential?

A.	Your proxy vote is confidential. Proxies are received, counted and tabulated by CIBC Mellon. CIBC Mellon does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q.	If I need to contact CIBC Mellon Trust Company, the Company’s registrar and transfer agent, how do I reach them?

A.	Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company. You can contact the Company’s registrar and transfer agent:

by mail at:	CIBC Mellon Trust Company PO Box 700, Station B Montreal, QC H3B 3K3
by telephone outside North America at:	416-682-3860

by toll free telephone in North America at:	1-800-387-0825

by toll free facsimile at:	888-249-6189

by email at:	inquiries@canstockta.com

by visiting their website at:	www.canstockta.com

GOLDCORP INC.

MANAGEMENT INFORMATION CIRCULAR

EXCHANGE RATE

Unless otherwise stated, the information contained in this Management Information Circular is as of March 12, 2012. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at the exchange rate of C$1.00 = US$1.0111, being the average annual exchange rate for Canadian dollars in terms of United States dollars for the year ended December 31, 2011.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (“Goldcorp” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Management Information Circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company. The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-800-775-4067. The cost of solicitation will be borne by the Company.

The Board of Directors of the Company (the “Board”) has fixed the close of business on March 12, 2012 as the Record Date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 2:30 p.m. (Eastern Daylight time) on April 24, 2012, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 2:30 p.m. (Eastern Daylight time) on April 24, 2012, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2, Attention: Paul M. Stein) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below other than the shareholder proposal attached as Schedule “B” to this Management Information Circular, which will be voted AGAINST. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. Thus, such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals but will not be considered votes “cast” for purposes of voting on the election of directors. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountants. The election of directors, the non-binding advisory resolution accepting the approach to executive compensation, and the proposed resolution approving an amendment to the restricted share plan for the Company, on the other hand, are each “non-routine” proposals.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Management Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this Management Information Circular and the form of proxy (which includes a place to request copies of the Company’s audited annual consolidated financial statements and/or interim consolidated financial report and MD&A or to waive the receipt of the audited annual consolidated financial statements and/or interim consolidated financial report and MD&A and a consent to electronic delivery) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

•

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

•

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Electronic Delivery of Documents

Every year, as required by law governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, shareholders may choose to be notified by email when the Company’s documentation, including the Meeting Materials, is posted on the Company’s website (www.goldcorp.com) and, accordingly, such documentation will not be sent in paper form by mail. Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail.

By consenting to electronic delivery, shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial report, the annual report (including audited annual consolidated financial statements and management’s discussion and analysis), the notice of annual or special meeting and related proxy circular and materials, and other corporate information about the Company.

Shareholders who consent to electronic delivery may revoke or modify their consent and may, at any time, receive the paper copy of any document for which consent to electronic delivery has been provided at no cost by contacting CIBC Mellon. Requests for paper copies may also be made directly through Goldcorp by calling (604) 696-3050.

At any time Goldcorp may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to shareholders. Goldcorp will maintain on its website any document sent electronically for at least six months.

Registered shareholders can consent to electronic delivery by completing and returning the consent included in the form of proxy accompanying the Meeting Materials to CIBC Mellon. Non-Registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary. The Company will notify shareholders using the email address provided by the shareholder on the form of proxy when the documents the shareholder is entitled to receive are posted on Goldcorp’s website, with a link to the specific pages of the website containing the PDF document. Shareholders are not required to consent to electronic delivery.

Voting Securities and Principal Holders Thereof

As of March 12, 2012, 810,256,470 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The Record Date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 12, 2012. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

PARTICULAR OF MATTERS TO BE ACTED UPON

Financial Statements

The audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2011 are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.

The audited annual consolidated financial statements of the Company for the year ended December 31, 2011 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

Election of Directors

The nominees proposed for election as directors were recommended to the Board by the Governance and Nominating Committee and are listed under the heading “Election of Directors” on page 15.

The Company’s Articles of Amendment (the “Articles”) provide that the Board consist of a minimum of three (3) and a maximum of twelve (12) directors. At the last annual and special meeting of shareholders held on May 18, 2011, ten (10) directors were elected to the Board. On February 15, 2012, the Board increased the size of the Board from ten (10) directors to eleven (11) directors and Ms. Blanca Treviño de Vega was appointed as a director of the Company. At the Meeting, the eleven (11) persons set out under the heading “Election of Directors” will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees was elected at the last annual meeting of the Company’s shareholders held on May 18, 2011, other than Ms. Treviño.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a director Nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his or her resignation promptly after the meeting, for the Governance and Nominating Committee’s consideration. The Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board will act on the Governance and Nominating Committee’s recommendation within 90 days following certification of the shareholder vote. The Board’s decision to accept or reject the resignation offer will promptly be disclosed to the public by press release. The Nominee will not participate in any Governance and Nominating Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Since adoption of the majority voting policy in 2005, the policy has not been triggered. Since 2009, the Company has filed the complete voting results under the Company’s profile at www.sedar.com or www.sec.gov, including the votes cast FOR or WITHHELD from each individual director. In addition, the voting results for each director for the past two years are set out below in the tables under the heading “Election of Directors”.

Appointment of Auditors

At the Meeting, shareholders will be asked to appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

During the years ended December 31, 2011 and 2010, the following fees were paid by the Company to its independent registered chartered accountants:

Type of Work	2011 Fees ($)	2010 Fees ($)

Audit fees	5,511,772	6,086,942

Audit-related fees	554,952	517,510

Tax fees	263,023	404,824

All other fees	9,628	5,146

Total	6,339,375	7,014,422

For further information regarding the Audit Committee, including disclosure on the rotation of auditors at Deloitte & Touche LLP who conduct the annual audit of the Company, see the Company’s most recent annual information form (the “AIF”) under the heading “Audit Committee”, including a copy of the terms of reference for the Audit Committee which is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com and www.sec.gov.

Amendment to the Restricted Share Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Restricted Share Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the amendment to the Restricted Share Plan as discussed in this Management Information Circular. All terms and conditions of the Restricted Share Plan are described under “Share-Based Awards (RSUs)” on page 75 and remain the same, including information on outstanding restricted share units (“RSUs”), other than as described below.

After engaging in a market analysis, Goldcorp amended its methodology relating to long-term incentive grants, as further discussed on page 68. Under the revised methodology, relatively more RSUs and PSUs, and relatively fewer stock options, will be granted, which is in line with market practices. Unlike stock options, RSUs directly result in share ownership and Goldcorp believes that RSUs play an important role in aligning management’s interests with shareholders and encouraging the appropriate management behaviours.

As a result, the amendment to the Restricted Share Plan being proposed is to increase the number of Common Shares issuable under the Restricted Share Plan by 5,000,000 to 9,190,276, representing approximately 1.1% of Goldcorp’s issued and outstanding Common Shares as of March 12, 2012.

The Board has approved the amendment to the Restricted Share Plan, subject to shareholder and regulatory approvals.

The Board and management recommend the adoption of the Restricted Share Plan Resolution. To be effective, the Restricted Share Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Restricted Share Plan Resolution.

The text of the Restricted Share Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the number of Common Shares issuable under the Restricted Share Plan be and hereby is increased by 5,000,000 to 9,190,276 and the Restricted Share Plan is otherwise unamended; and

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Say on Pay Advisory Vote

On February 15, 2012, the Board adopted a policy relating to shareholder engagement and an annual advisory vote on executive compensation, known as “Say on Pay”, in order to have constructive engagement with the Company’s shareholders regarding the objectives and principles the Board uses in making executive compensation decisions. The Board will continue to develop practices to increase ongoing engagement and meaningful feedback, including direct email and telephone numbers designated for this purpose. See “Contacting Goldcorp’s Board of Directors” on page 94.

The Say on Pay policy is to ensure director accountability for the compensation decisions by giving shareholders a formal opportunity to provide their views through an annual non-binding advisory vote, which requires an affirmative vote of a majority of the votes cast. The Company will disclose the results of the vote as part of its report on voting results for the Meeting. The results will not be binding; the Board will remain fully responsible for the compensation decisions, and will not be relieved of these responsibilities. However, the Board will take the results into account when considering policies, procedures and decisions and in determining whether there is a need to increase the engagement with shareholders. In the event there is significant opposition, the Board will consult with the shareholders to fully understand their concerns, and will review the approach to compensation in the context of those concerns. The Board will disclose to shareholders as soon as is practicable, and no later than in the Management Information Circular for the following annual meeting of the Company, a summary of the comments received and the changes to the compensation plans made or the reasons why no changes will be made.

The Board recognizes that Say on Pay policies are evolving in Canada and globally, and will undertake an annual review to ensure the policy is effective in achieving its objectives.

At the Meeting, the shareholders of the Company will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in this Management Information Circular delivered in advance of the Meeting.”

The Board and management recommend the adoption of the above resolution. To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the non-binding advisory resolution on executive compensation.

Shareholder Proposal

Set out in Schedule “B” to this Management Information Circular is a shareholder proposal that has been submitted for consideration at the Meeting and the Board’s recommendation to vote AGAINST the shareholder proposal.

ELECTION OF DIRECTORS

The following tables set forth the details with respect to each Nominee, and is based upon information furnished by the Nominee concerned and the principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies.

The tables also show the details regarding Board and committee membership and attendance, current directorships held in other public companies, previous voting results, the current share ownership, consisting of Common Shares beneficially owned, directly or indirectly or controlled or directed, options, RSUs (each equivalent to a Common Share) and the value of total compensation received for each of the previous two years. The tables also provide information on the total market value of the securities held, the minimum shareholding requirement and whether the Nominee’s ownership meets the minimum shareholding requirement, being three times the annual retainer for directors and four times the annual salary for the Chief Executive Officer. The share ownership requirements for the directors and Chief Executive Officer is further described on pages 27 and 81, respectively.

IAN W. TELFER 66 British Columbia, Canada Non-Independent

Mr. Telfer was appointed Chairman of the Board of the Company effective November 15, 2006 and was appointed Chairman of the World Gold Council in December 2009. Prior thereto, he was President and Chief Executive Officer of the Company since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to such time since September 2001. Mr. Telfer has over 30 years experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Chartered Accountant. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa. Mr. Telfer’s wealth of management, leadership and business skills from his professional experience described above, combined with an in-depth institutional knowledge of the Company’s business resulting from his prior role as President and Chief Executive Officer and extensive experience in the mining industry, provide a direct benefit to both the functionality of the Board and to the Company’s shareholders. Mr. Telfer is a member of the National Association of Corporate Directors (“NACD”).

Current Principal Occupation: Chairman of the Board of the Company

Director since February 2005.

		Board/Committee Membership:			Attendance:	Areas of Expertise:
		Board (Chairman)		7 of 7	100%	Accounting
						Finance
						Mergers and Acquisitions
		Voting Results:			Other Public Company Boards:
		Year	FOR	WITHHELD	Uranium One Inc. (since 2005)
		2011	98.7%	1.3%
		2010	97.2%	2.8%
As at December 31, 2011 and 2010 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	76,250	533,333	$3,485,527	$3,315,779	Yes	$1,102,862
2010	72,750	803,333	$3,240,641	$2,184,525	Yes	$883,637

DOUGLAS M. HOLTBY 64 British Columbia, Canada Independent

Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Company. He is also President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and the Institute of Corporate Directors (“ICD”).

Current Principal Occupation: Vice-Chairman of the Board and Lead Director of the Company, Chairman and Director of Silver Wheaton Corp.

Director since February 2005.

		Board/Committee Membership:				Attendance:	Areas of Expertise:
		Board (Vice-Chairman and Lead Director)			7 of 7	100%	Accounting
		Audit Committee			4 of 4	100%	Consulting
		Governance and Nominating Committee			3 of 3	100%	Private Equity
		Voting Results:				Other Public Company Boards:
		Year		FOR	WITHHELD	Silver Wheaton Corp. (since 2006)
		2011		99.8%	0.2%
		2010		98.9%	1.1%
As at December 31, 2011 and 2010 (1)
Year	Common Shares		Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	47,000		Nil	$2,148,456	$887,965	Yes	$410,985
2010	43,500		Nil	$1,937,703	$600,000	Yes	$405,255

CHARLES A. JEANNES 53 British Columbia, Canada Non-Independent

Mr. Jeannes was appointed President and Chief Executive Officer of the Company effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Company from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis Gold Ltd. (“Glamis”), he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc. (“Placer Dome”), most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Company’s business to his role as a member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background as well as his extensive experience in the mining industry, provide a direct benefit to the Board and valuable insight into all aspect of the management of the Company. Mr. Jeannes is a member of NACD.

Current Principal Occupation: President and Chief Executive Officer of the Company

Director since May 2009.

		Board/Committee Membership:				Attendance:	Areas of Expertise:
		Board			7 of 7	100%	Mergers and Acquisitions
							Mining and Exploration Law
		Voting Results:				Other Public Company Boards:
		Year		FOR	WITHHELD	None
		2011		99.7%	0.3%
		2010		98.9%	1.1%
As at December 31, 2011 and 2010 (1)
Year	Common Shares	RSUs	Options (2)	Total Market Value of Common Shares and RSUs	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	338,187	96,666	660,000	$19,877,927	$5,662,160	Yes	$11,445,724
2010	280,310	83,332	756,320	$16,198,394	$5,048,680	Yes	$9,735,903

JOHN P. BELL 73 British Columbia, Canada Independent

Mr. John Bell is a former Canadian Ambassador to the Ivory Coast and Brazil. Currently, he is an Honorary Consult to the Ivory Coast. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit board of directors. Mr. Bell is also an independent director of Tahoe Resources Inc. and Taiga Building Products Ltd. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia. Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting the Company’s business. Mr. Bell’s depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance the Company’s ability to improve and build upon the Company’s environmental and corporate social responsibility policies and activities. Mr. J. Bell is a member of the NACD and the ICD.

Current Principal Occupation: Independent Director

Director since February 2005.

		Board/Committee Membership:		Attendance:		Areas of Expertise:
		Board		7 of 7	100%	Environment, Safety and
		Governance and Nominating Committee		3 of 3	100%	Sustainability
		Sustainability, Environment, Health and Safety Committee (Chair)		4 of 4	100%	Social, Economic and Foreign Policy
		Voting Results:		Other Public Company Boards:
		Year	FOR	WITHHELD		Tahoe Resources Inc. (since 2010)
		2011	99.7%	0.3%
		2010	96.9%	3.1%
As at December 31, 2011 and 2010 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	24,715	Nil	$1,129,768	$587,965	Yes	$320,985
2010	22,765	Nil	$1,014,064	$300,000	Yes	$306,255

LAWRENCE I. BELL 74 British Columbia, Canada Independent

Mr. Lawrence Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., International Forest Products Limited, Matrix Asset Management Inc. and Silver Wheaton Corp. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University. The Board benefits from Mr. Bell’s extensive financial expertise, his public company experience, his public sector service and experience, and his knowledge of public policy issues. Mr. L. Bell is a member of the NACD.

Current Principal Occupation: Independent Director

Director since February 2005.

		Board/Committee Membership:		Attendance:		Areas of Expertise:
		Board		7 of 7	100%	Accounting
		Audit Committee		4 of 6	100%	Energy
		Compensation Committee (Chair)		6 of 6	100%	Environment, Safety and Sustainability
		Voting Results:		Other Public Company Boards:
		Year	FOR	WITHHELD		Capstone Mining Corp. (since 2008)
		2011	99.2%	0.8%		International Forest Products Limited (since 1998)
		2010	95.3%	4.7%		Matrix Asset Management Inc. (since 2010) Silver Wheaton Corp. (since 2006)
As at December 31, 2011 and 2010 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	24,500	Nil	$1,119,940	$587,965	Yes	$336,985
2010	31,000	Nil	$1,380,892	$300,000	Yes	$315,005

BEVERLEY A. BRISCOE 57 British Columbia, Canada Independent

Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Incorporated. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefit the Company with respect to the issues overseen by the Company’s Audit Committee. Ms. Briscoe is a member of the NACD. On March 2, 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards and on May 30, 2012, Ms. Briscoe will be presented with the Institute of Corporate Directors 2012 ICD Fellowship Award.

Current Principal Occupation: President of Briscoe Management Limited

Director since April 2006.

		Board/Committee Membership:		Attendance:		Areas of Expertise:
		Board		7 of 7	100%	Accounting
		Audit Committee (Chair)		4 of 4	100%	Finance
		Sustainability, Environment, Health and Safety Committee		4 of 4	100%
		Voting Results:		Other Public Company Boards:
		Year	FOR	WITHHELD		Ritchie Bros. Auctioneers Incorporated (since 2004)
		2011	99.7%	0.3%
		2010	98.9%	1.1%
As at December 31, 2011 and 2010 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	21,507	Nil	$983,124	$587,965	Yes	$326,485
2010	18,007	Nil	$802,120	$300,000	Yes	$317,005

PETER J. DEY 71 Ontario, Canada Independent

Mr. Dey is a well known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of MI Developments Inc., Enablence Technologies Inc. and Coventree Inc. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University. Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets, provides value and informed perspective to management and the Board. His legal experience and work with the Toronto Stock Exchange and other forums also provides the Company with a significant and enhanced perspective on governance issues. Mr. Dey is a member of the NACD.

Current Principal Occupation: Chairman of Paradigm Capital Inc.

Director since June 2006.

		Board/Committee Membership:		Attendance:		Areas of Expertise:
		Board		7 of 7	100%	Finance
		Compensation Committee		6 of 6	100%	Governance
		Governance and Nominating Committee (Chair)		3 of 3	100%	Mergers and Acquisitions
		Voting Results:		Other Public Company Boards:
		Year	FOR	WITHHELD		Coventree Inc. (since 2008)
		2011	99.5%	0.5%		Enablence Technologies Inc. (since 2011)
		2010	96.8%	3.2%		MI Developments Inc. (since 2011)
As at December 31, 2011 and 2010 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	25,166	Nil	$1,150,384	$574,106	Yes	$346,485
2010	21,666	Nil	$965,110	$300,000	Yes	$316,055

P. RANDY REIFEL 59 British Columbia, Canada Independent

Mr. Reifel is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia. Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management. Mr. Reifel is a member of the NACD.

Current Principal Occupation: President of Chesapeake Gold Corp.

Director since November 2006.

		Board/Committee Membership:		Attendance:		Areas of Expertise:
		Board		7 of 7	100%	Mineral Exploration
		Compensation Committee		6 of 6	100%	Mergers and Acquisitions
		Sustainability, Environment, Health and Safety Committee		4 of 4	100%
		Voting Results:		Other Public Company Boards:
		Year	FOR	WITHHELD		Chesapeake Gold Corp. (since 2002)
		2011	98.3%	1.7%		Gunpoint Exploration Ltd. (since 2010)
		2010	96.9%	3.1%
As at December 31, 2011 and 2010 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	4,229,313	Nil	$193,329,641	$587,965	Yes	$310,985
2010	4,225,813	8,450	$188,238,384	$300,000	Yes	$294,005

A. DAN ROVIG 73 Nevada, United States Independent

Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig served first as President of Glamis from September 1998 until his appointment as a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1988 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America, for five years. He holds a Bachelor of Science in Mining Engineering, a Masters of Science in Mineral Dressing Engineering from Montana College of Mineral Science and Technology and a Doctor of Science (honoris causa) from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada. In 2008, Mr. Rovig was recognized as a Legion of Honor Member by the Society of Mining, Metallurgy and Exploration. In December 2001, he was elected to the American Mining Hall of Fame and in May 1995 he received the Gold Medallion Award at Montana Tech of the University of Montana. Mr. Rovig’s extensive experience and recognized standing in the mining industry, as well as his significant operations and management experience and in-depth technical knowledge of the Company’s mining operations, provides valuable insight and perspective to both the Board and management. Mr. Rovig is a member of the NACD.

Current Principal Occupation: Independent Consultant

Director since November 2006.

		Board/Committee Membership:		Attendance:		Areas of Expertise:
		Board		7 of 7	100%	Mining, Metallurgy
		Compensation Committee		6 of 6	100%	and Exploration
		Sustainability, Environment, Health and Safety Committee		4 of 4	100%	Governance
		Voting Results:		Other Public Company Boards:
		Year	FOR	WITHHELD		Tahoe Resources Inc. (since 2010)
		2011	99.5%	0.5%
		2010	96.9%	3.1%
As at December 31, 2011 and 2010 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	73,270	Nil	$3,349,306	$587,965	Yes	$353,915
2010	69,770	Nil	$3,107,897	$300,000	Yes	$340,899

BLANCA TREVIÑO DE VEGA 52 Leon, Mexico Independent

Ms. Treviño is currently President and CEO of Softtek, S.A. de C.V. (also known as Softtek, S.A. de C.V) (“Softek”). Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the United States as a provider of information & technology (“IT”) services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. Ms. Treviño has been on the Board of Directors for Wal-Mart de Mexico SAB De CV since 2006, and has been a board member for several universities and nonprofit organizations. She has also been a frequent presenter in national and international forums related to entrepreneurialism, information technology and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School. Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Her experience and contribution as a business woman were recently honored by Endeavor, organization with presence in 12 countries that promote the emerging and development of new entrepreneurs, which during their “Gala 2011” gave her a recognition for her experience as an entrepreneur. Ms. Treviño was also the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame and has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, and a Rising Star on Fortune’s list of the 50 Most Powerful Women, among other accolades. Originally from Monterrey, Mexico, Ms. Treviño studied Computer Science at the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur bring important insight to both the Board and management. Ms. Treviño is a member of the NACD.

Current Principal Occupation: President and Chief Executive Officer, Softek

Director since February 2012.

		Board/Committee Membership:			Attendance:	Areas of Expertise:
		Board		N/A	N/A	IT Finance Mergers and Acquisitions
		Voting Results:			Other Public Company Boards:
		Year	FOR	WITHHELD	Wal-Mart de Mexico SAB De CV (since 2006)
		2011	N/A	N/A
		2010	N/A	N/A
As at December 31, 2011 and 2010(1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	N/A	N/A	N/A	N/A	N/A	N/A
2010	N/A	N/A	N/A	N/A	N/A	N/A

KENNETH F. WILLIAMSON 64 Ontario, Canada Independent

Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD.

Current Principal Occupation: Independent Consultant

Director since Novebmer 2006.

		Board/Committee Membership:			Attendance:	Areas of Expertise:
		Board		7 of 7	100%	Finance
		Audit Committee		4 of 4	100%	Mergers and Acquisitions
		Governance and Nominating Committee		3 of 3	100%
		Voting Results:			Other Public Company Boards:
		Year	FOR	WITHHELD	Quadra FNX Mining Ltd. (since 2004)
		2011	99.8%	0.2%	Tahoe Resources Inc. (since 2010)
		2010	96.7%	3.3%	Uranium One Inc. (since 2005)
As at December 31, 2011 and 2010 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements	Value of Total Compensation Received:
2011	41,510	Nil	$1,897,498	$574,106	Yes	$321,485
2010	29,560	8,450	$1,316,747	$300,000	Yes	$301,505

(1)	All amounts have been shown at a price of C$45.21 and C$45.88 per Common Share as at December 30, 2011 and December 31, 2010, respectively.
(2)	The granting of stock options to non-executive directors was discontinued in 2005. Any stock options currently held by the directors as disclosed in the above tables were either granted prior to 2005 when the practice of granting stock options to the Company’s non-executive directors was discontinued or were issued on conversion of options held to purchase common shares of Glamis.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Peter J. Dey, who ceased to be a director of the Chicago Sun Times in 2008, prior to the Chicago Sun Times filing for Chapter 11 Bankruptcy on March 31, 2009, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

DIRECTOR COMPENSATION

The philosophy and benchmarking with respect to director compensation is the same as for executive compensation, as discussed on page 55. The objectives of the Company’s compensation program for directors are to attract, retain and inspire performance of members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Company. The compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In order to appropriately align interest of members of the Board with those of Goldcorp’s shareholders, the Board has implemented a director share ownership policy. See “Director Share Ownership Requirements” on page 27.

The Compensation Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels.

Standard Compensation Arrangements

The Board meets annually (usually prior to the annual meeting of shareholders) to receive a recommendation from the Governance and Nominating Committee and the Compensation Committee with regards to the adequacy and form of directors’ compensation. The following table sets forth the annual retainers and fee structure for the directors for the year ended December 31, 2011:

	Amount	Individual
Chairman (1)	$1,011,100 (C$1,000,000) (2) and 3,500 RSUs	Ian W. Telfer

Vice-Chairman and Lead Director	$200,000 (2) and 3,500 RSUs	Douglas M. Holtby

Non-Executive Director Annual Retainer and RSUs	$100,000 (2) and 3,500 RSUs (3)	John P. Bell Lawrence I. Bell Beverley A. Briscoe Peter J. Dey P. Randy Reifel A. Dan Rovig Blanca Treviño de Vega Kenneth F. Williamson

Chair of the Audit Committee	$20,000	Beverley A. Briscoe

Chair of the Compensation Committee	$20,000	Lawrence I. Bell

Chair of the Governance and Nominating Committee	$10,000	Peter J. Dey

Chair of the Sustainability, Environment, Health and Safety Committee	$10,000	John P. Bell

Board Meeting Fee (4)	$1,500	All non-executive directors

Travel Expenses (5)	$1,500	All non-executive directors

(1)	The Chairman of the Board does not receive any additional meeting fees but receives 3,500 RSUs on an annual basis.
(2)	Paid quarterly.
(3)	Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.
(4)	Meeting fees of $1,500 per day for each Board or committee of the Board meeting attended.
(5)	Travel expenses of $1,500 per day of travel to a maximum of two days per Board or committee meeting attended.

During the year ended December 31, 2011, an aggregate of approximately $3.8 million was paid in cash and share-based awards to the Chairman of the Board, the Vice-Chairman of the Board and Lead Director and the non-executive directors. Directors who are employees of the Company (Charles A. Jeannes only) receive no additional compensation for serving on the Board.

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s non-executive directors during the year ended December 31, 2011.

Non-Executive Director Compensation

During the Year Ended December 31, 2011

Name	Fees earned ($)	Share-based awards ($) (1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
John P. Bell	150,500	170,485	Nil	Nil	Nil	320,985
Lawrence I. Bell	166,500	170,485	Nil	Nil	Nil	336,985
Beverley A. Briscoe	156,000	170,485	Nil	Nil	Nil	326,485
Peter J. Dey	176,000	170,485	Nil	Nil	Nil	346,485
Douglas M. Holtby	240,500	170,485	Nil	Nil	Nil	410,985
P. Randy Reifel	140,500	170,485	Nil	Nil	Nil	310,985
A. Dan Rovig	164,500	170,485	Nil	Nil	18,930 (2)	353,915
Ian W. Telfer	926,841	170,485	Nil	Nil	5,536 (2)	1,102,862
Kenneth F. Williamson	151,000	170,485	Nil	Nil	Nil	321,485
TOTALS:	2,272,341	1,534,365	Nil	Nil	24,466	3,831,172

(1)	These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (3,500 each) by the deemed price of $48.71.
(2)	These amounts represent benefit premiums paid by the Company for Messrs. Rovig and Telfer.

The table below breaks down the directors’ fees paid for the year ended December 31, 2011. Directors are also reimbursed for any expenses incurred while attending Board or committee meetings, i.e. meals, accommodation, airfare, etc.

Fees Earned by Non-Executive Directors

During the Year Ended December 31, 2011

Name	Board Annual Retainer ($)	Committee Chair Retainer ($)	Aggregate Board Attendance Fee (1) ($)	Aggregate Committee Attendance Fee (2) ($)	Aggregate Mine Site Fee ($)	Aggregate Travel Fee ($)	Total Fees ($)

John P. Bell (Chair of the Sustainability, Environment, Health and Safety Committee)	100,000	10,000	12,000 (based on 8 Board meetings attended)	16,500 (based on 11 committee meetings attended)	3,000 (based on 2 mine visits)	9,000 (based on 6 days of travel)	150,500

Lawrence I. Bell (Chair of the Compensation Committee)	100,000	20,000	12,000 (based on 8 Board meetings attended)	27,000 (based on 18 committee meetings attended)	1,500 (based on 1 mine visit)	6,000 (based on 4 days of travel)	166,500

Beverley A. Briscoe (Chair of the Audit Committee)	100,000	20,000	12,000 (based on 8 Board meetings attended)	12,000 (based on 8 committee meetings attended)	3,000 (based on 2 mine visits)	9,000 (based on 6 days of travel)	156,000

Peter J. Dey (Chair of the Governance and Nominating Committee)	100,000	10,000	12,000 (based on 8 Board meetings attended)	27,000 (based on 18 committee meetings attended)	1,500 (based on 1 mine visit)	25,500 (based on 17 days of travel)	176,000

Douglas M. Holtby (Vice-Chairman and Lead Director)	200,000	Nil	12,000 (based on 8 Board meetings attended)	21,000 (based on 14 committee meetings attended)	1,500 (based on 1 mine visit)	6,000 (based on 4 days of travel)	240,500

P. Randy Reifel	100,000	Nil	12,000 (based on 8 Board meetings attended)	16,500 (based on 11 committee meetings attended)	3,000 (based on 2 mine visits)	9,000 (based on 6 days of travel)	140,500

A. Dan Rovig	100,000	Nil	12,000 (based on 8 Board meetings attended)	22,500 (based on 15 committee meetings attended)	3,000 (based on 2 mine visits)	27,000 (based on 18 days of travel)	164,500

Ian W. Telfer (Chairman of the Board)	926,841	Nil	Mr. Telfer attended all Board meetings but did not receive additional compensation	Mr. Telfer attended 7 committee meetings but did not receive additional compensation	Mr. Telfer attended 1 mine visit but did not receive additional compensation	-	926,841

Kenneth F. Williamson	100,000	Nil	12,000 (based on 8 Board meetings attended)	19,500 (based on 13 committee meetings attended)	1,500 (based on 1 mine visit)	18,000 (based on 12 days of travel)	151,000

TOTALS	1,826,841	60,000	96,000	162,000	18,000	109,500	2,272,341

(1)	Directors were compensated based on eight Board meetings held during the year ended December 31, 2011. There were seven scheduled Board meetings held during the year ended December 31, 2011, with one Board meeting occurring over two days. At such meeting, directors were compensated for attending two Board meetings.
(2)	Includes committee meetings attended by invitation.

Other Compensation Arrangements

Mr. Telfer’s employment agreement for serving as the Company’s Chairman provides for a retiring allowance of $6,066,000 (C$6,000,000, converted to United States dollars at the exchange rate of C$1.00 = US$1.0111) if he leaves the Company for any reason. Any stock options held by Mr. Telfer will remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 36 months from the date of his termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.

The Company pays benefit premiums on behalf of Messrs. Rovig and Telfer. The premiums paid during the year ended December 31, 2011 were $18,930 and $5,536, respectively.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2011.

Outstanding Share-Based Awards and Option-Based Awards

as of December 31, 2011

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options ($) (1)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed
John P. Bell	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Lawrence I. Bell	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Beverley A. Briscoe	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Peter J. Dey	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Douglas M. Holtby	Nil	N/A	N/A	N/A	Nil	N/A	N/A
P. Randy Reifel	Nil	N/A	N/A	N/A	Nil	N/A	N/A
A. Dan Rovig	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Ian W. Telfer	253,333 300,000 553,333	C$19.23 C$30.95	June 29, 2015 June 28, 2016	$6,654,647 $4,325,486	Nil	N/A	N/A
Kenneth F. Williamson	Nil	N/A	N/A	N/A	Nil	N/A	N/A

(1)	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on December 30, 2011 of C$45.21 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.0111.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director during the year ended December 31, 2011.

Value Vested or Earned

During the Year Ended December 31, 2011

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
John P. Bell	Nil	170,485	Nil
Lawrence I. Bell	Nil	170,485	Nil
Beverley A. Briscoe	Nil	170,485	Nil
Peter J. Dey	Nil	170,485	Nil
Douglas M. Holtby	Nil	170,485	Nil
P. Randy Reifel	Nil	170,485	Nil
A. Dan Rovig	Nil	170,485	Nil
Ian W. Telfer	Nil	170,485	Nil
Kenneth F. Williamson	Nil	170,485	Nil

(1)	Based on the deemed price of $48.71 on the date of grant.

The following table provides information regarding stock options exercised and sold by the non-executive directors during the year ended December 31, 2011. The granting of stock options to non-executive directors was discontinued in 2005.

Option Exercises

During the Year Ended December 31, 2011

Name	Number of options exercised and sold	Option exercise price	Value realized ($) (1)
John P. Bell	Nil	N/A	N/A
Lawrence I. Bell	Nil	N/A	N/A
Beverley A. Briscoe	Nil	N/A	N/A
Peter J. Dey	Nil	N/A	N/A
Douglas M. Holtby	Nil	N/A	N/A
P. Randy Reifel	Nil	N/A	N/A
A. Dan Rovig	Nil	N/A	N/A
Ian W. Telfer	250,000	C$19.23	7,761,328
Kenneth F. Williamson	8,450	C$18.82	Nil (2)

(1)	Calculated using the sale prices of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices. Converted to United States dollars at the exchange rate of C$1.00 = US$1.0111.
(2)	Common Shares purchased were not sold at the time of exercise.

Director Share Ownership Requirements

In an effort to align the interests of members of the Board with those of Goldcorp’s shareholders, in 2009 Goldcorp adopted a director share ownership policy, which was amended on May 4, 2011 to increase the minimum shareholding requirement for directors.

Effective May 4, 2011, each non-executive director of the Company must hold a minimum number of Common Shares representing at least three times the amount of the annual cash retainer and after-tax equity compensation payable to each non-executive director of the Company. This requirement is to be attained within five years of becoming a director of the Company and must be maintained throughout their tenure as a director. Once a director has achieved the minimum share ownership, if the share ownership of the director falls below the minimum market value, including, but not limited to, when a decrease in the price of the Common Shares occurs, such director will have two years to again become compliant with the policy.

The Governance and Nominating Committee will periodically review and make recommendations to the Board as to what level of director shareholding requirement is appropriate for the Company.

As of the date hereof, all of the directors have attained these director share ownership requirements. See the table below entitled “Non-Executive Director Share Ownership Requirements and Actual Share Ownership at December 31, 2011”.

The following table provides information regarding the year-over-year change in shareholdings for each non-executive director for the years ended December 31, 2011 and 2010.

Non-Executive Director Share Ownership Requirements

and Actual Share Ownership

for the Years Ended December 31, 2011 and 2010

Director	Director Since	Year	Number of Common Shares Held	Amount at Risk (Total Market Value of Common Shares) ($) (1)	Amount at Risk as a Multiple of Annual Retainer	Director Shareholding Requirements ($) (2)		Shareholding Requirements Met	Date at which Director Shareholding Requirements Is/Was to Be Met
John P. Bell	February 2005	2011	24,715	1,129,767	5.76	587,965	(3)	Yes	February 2008
		2010	22,765	1,014,064	10.1	300,000		Yes
		Change	+1,950	115,703	(4.38)	+287,965		–
Lawrence I. Bell	February 2005	2011	24,500	1,119,940	5.71	587,965	(3)	Yes	February 2008
		2010	31,000	1,380,892	13.8	300,000		Yes
		Change	(6,500)	(260,952)	(8.09)	+287,965		–
Beverley A. Briscoe	April 2006	2011	21,507	983,124	5.02	587,965	(3)	Yes	April 2009
		2010	18,007	802,120	8.0	300,000		Yes
		Change	+3,500	181,004	(3.0)	+287,965		–
Peter J. Dey	June 2006	2011	25,166	1,150,384	6.01	574,106	(3)	Yes	June 2009
		2010	21,666	965,110	9.7	300,000		Yes
		Change	+3,500	185,274	(3.6)	+274,106		–
Douglas M. Holtby (4)	February 2005	2011	47,000	2,148,456	10.96	887,965	(3)	Yes	February 2008
		2010	43,500	1,937,703	9.7	600,000		Yes
		Change	+3,500	(817,763)	1.27	+287,965		–
P. Randy Reifel (4)	November 2006	2011	4,229,313	193,329,641	986.4	587,965	(3)	Yes	November 2009
		2010	4,225,813	188,238,384	1,882.4	300,000		Yes
		Change	+3,500	5,091,257	(896.0)	+287,965		–
A. Dan Rovig	November 2006	2011	73,270	3,349,306	17.1	587,965	(3)	Yes	November 2009
		2010	69,770	3,107,897	31.1	300,000		Yes
		Change	+3,500	241,409	(14.0)	+287,965		–
Ian W. Telfer	February 2005	2011	76,250	3,485,527	3.19	3,315,779	(3)	Yes	February 2008
		2010	72,750	3,240,641	4.5	2,184,525		Yes
		Change	+3,500	244,886	(1.26)	1,131,254		–
Kenneth F. Williamson	November 2006	2011	41,510	1,897,498	9.92	574,106	(3)	Yes	November 2009
		2010	29,560	1,316,747	13.2	300,000		Yes
		Change	+11,950	580,751	(3.3)	+274,106		–

(1)	Calculated using the closing prices of the Common Shares on the TSX on December 30, 2011 and December 31, 2010 of C$45.21 and C$45.88, respectively, and converted to United States dollars at the exchange rate of C$1.00 = US$1.0111 and C$1.00 = US$0.9709 for the years ended December 31, 2011 and 2010, respectively.
(2)	For the year ended December 31, 2011, the minimum requirement was equal to three times his or her annual retainer, plus the after-tax value of equity compensation, and, therefore, will fluctuate yearly based on annual retainer changes. For the year ended December 31, 2010, the minimum requirement was equal to three times his or her annual retainer.
(3)	Includes after-tax equity compensation. Equity compensation paid to directors is subject to a withholding tax at a rate of 43.70%, other than Messrs. Dey and Williamson, who are subject to a withholding tax of 46.41%. For a breakdown of the various components of the annual retainer see “Director Compensation Table” on page 23.
(4)	Each of Messrs. Holtby and Reifel hold their Common Shares directly or indirectly.

Directors’ and Officers’ Insurance

Directors’ and Officers’ Liability Insurance

The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $150 million. The cost of coverage for 2011 was approximately $1.48 million. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2011.

Directors’ and Officers’ Fiduciary Liability Insurance

The Company maintains a directors’ and officers’ fiduciary liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against the Company and its directors, officers and employees for breach of fiduciary duty in connection with company sponsored plans, such as pension and savings plans. This policy has an annual limit of C$15 million with a C$100,000 deductible per indemnifiable claim. The cost of coverage for 2011 was approximately C$37,000. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2011.

Loans to Directors

As set out in the Board Guidelines (which are available on the Company’s website at www.goldcorp.com), the Company does not make personal loans or extensions of credit to its directors or executive officers. There are no loans outstanding from the Company to any of its directors or executive officers.

Retirement Policy for Directors

The Company does not have a retirement policy for its directors where directors have to retire at a certain age.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines deals with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. National Instrument 58-101 Disclosure of Corporate Governance Practices requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee and has been approved by the Board.

Board of Directors

Independence of the Board

With the assistance of the Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the Nominees and has determined that nine (9) out of the eleven (11) members of the Board are independent within the meaning of the Governance Guidelines and the independence requirements of the NYSE. The independent directors meet as a group every time there is a scheduled Board meeting. During the year ended December 31, 2011, the independent directors met seven (7) times.

Each of John P. Bell, Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey, Douglas M. Holtby, P. Randy Reifel, A. Dan Rovig, Blanca Treviño de Vega and Kenneth F. Williamson are independent. Charles A. Jeannes and Ian W. Telfer are not independent as they are considered to have a material relationship with the Company as Mr. Jeannes is the current President and Chief Executive Officer of the Company and Mr. Telfer, a former President and Chief Executive Officer of the Company, is party to an employment agreement with the Company, see “Director Compensation—Other Compensation Arrangements” on page 25, pursuant to which he receives a higher retainer and retirement allowance for his continued services as Chairman of the Board.

The following table sets out the relationship of directors to the Company.

Independent Status of Directors

Name	Independent	Non-Independent	Reason for Non-Independent Status
John P. Bell	✓
Lawrence I. Bell	✓
Beverley A. Briscoe	✓
Peter J. Dey	✓
Douglas M. Holtby	✓
Charles A. Jeannes		✓	Chief Executive Officer
P. Randy Reifel	✓
A. Dan Rovig	✓
Ian W. Telfer		✓	Former President and Chief Executive Officer of the Company and is party to an employment agreement with the Company
Blanca Treviño de Vega	✓
Kenneth F. Williamson	✓

To facilitate the ability of the Board to function independently of management, the following structures and processes are in place:

•	an independent Vice-Chairman and Lead Director has been elected;

•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Company, any one director may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee and by the Board at least once a year;

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and

•	the independent directors of the Board hold in-camera meetings at the end of each Board meeting.

Chairman

The Chairman of the Board (Mr. Telfer) is not an independent director, as Mr. Telfer, a former President and Chief Executive Officer of the Company, is party to an employment agreement with the Company and is considered to have a material relationship with the Company. The Chairman of the Board’s primary roles are to chair all meetings of the Board and shareholders, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman of the Board’s responsibilities include, without limitation, setting the meeting agenda and chairing meetings of the Board, ensuring that the Board works together as a cohesive team with open communication; and working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman of the Board also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that the Company’s management strategies, plans and performance are appropriately presented to the Board. The Chairman of the Board also maintains communications with the Company’s Corporate Secretary on a regular basis.

Separation of the Roles of Chairman of the Board and Chief Executive Officer

For the last six years, the roles of the Chairman of the Board and Chief Executive Officer of the Company have been separate. In addition to being the primary liaison with the Chairman of the Board and the Board, the Chief Executive Officer’s role is to directly oversee the day-to-day operations of the Company, lead and manage the senior management of the Company and implement the strategic plans, risk management and policies of the Company. The Chairman of the Board and Chief Executive Officer work together to ensure that critical information flows to the full Board, that discussions and debate of key business issues are fostered and afforded adequate time and consideration, that consensus on important matters is reached and decisions, delegation of authority and actions are taken in such a manner as to enhance the Company’s business and functions. The Board currently believes that the separation of these two roles best serves the Company and its shareholders.

Independent Vice-Chairman and Lead Director

The Vice-Chairman of the Board and Lead Director (Mr. Holtby) is an independent director appointed by the full Board. The Vice-Chairman of the Board and Lead Director’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. He chairs all of the independent director meetings and reports the results of these meetings to the Chief Executive Officer and Chairman of the Board. The Vice-Chairman of the Board and Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management. While undertaking his responsibilities, the Vice-Chairman of the Board and Lead Director works closely with, and in an advisory capacity to, the Chairman of the Board and the Chief Executive Officer of the Company.

The Vice-Chairman of the Board and Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Governance and Nominating Committee in developing criteria for directors and identifying potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chief Executive Officer of the Company; ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and reporting the results of such meetings to the Chairman of the Board and Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.

Committees of the Board

The Board has the following four standing committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.

All of the committees are comprised of independent directors as that term is defined under the Governance Guidelines and the independence standards of the NYSE and the committees are all independent of management and report directly to the Board. The Chief Executive Officer of the Company does not participate in making appointments to the committees of the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

The current membership of each standing committee of the Board is as follows:

Name	Audit Committee	Compensation Committee	Governance and Nominating Committee	Sustainability, Environment, Health and Safety Committee
Independent directors
John P. Bell			✓	Chair
Lawrence I. Bell	✓	Chair
Beverley A. Briscoe	Chair			✓
Peter J. Dey		✓	Chair
Douglas M. Holtby	✓		✓
P. Randy Reifel		✓		✓
A. Dan Rovig		✓		✓
Blanca Treviño de Vega (1)
Kenneth F. Williamson	✓		✓

(1)	Ms. Treviño became a director of the Company on February 15, 2012. Ms. Treviño attended all committee meetings held on February 14, 2012 and will attend all committee meetings to be held in April 2012 as part of her director orientation program. This participation and attendance in all committees of the Board provides Ms. Treviño with a better understanding of the Company’s business. Following the Meeting, Ms. Treviño is expected to be appointed to the Governance and Nominating Committee and the Sustainability, Environment, Health and Safety Committee.

The Board endeavours to rotate members and the Chair of each committee to allow for new ideas and experiences on each committee.

Meetings of the Board and Committees of the Board

The Board meets a minimum of five times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company’s shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company’s shareholders.

During the year ended December 31, 2011, the Board met seven times, the Audit Committee met four times, the Compensation Committee met six times, the Governance and Nominating Committee met three times, the Sustainability, Environment, Health and Safety Committee met four times and there was one special meeting held between certain members of the Board and the Canadian Coalition for Good

Governance (“CCGG”). The following table provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2011. The table only shows attendance at committee meetings for which a director is a committee member, however, directors may attend, and be paid for, meetings of committees of which they are not a member.

Board and Committee Attendance

During the Year Ended December 31, 2011

Director	Board (7 meetings)		Audit Committee (4 meetings)		Compensation Committee (6 meetings)		Governance and Nominating Committee (3 meetings)		Sustainability, Environment, Health and Safety Committee (4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%
John P. Bell	7 out of 7	100	n/a (1)	n/a	n/a	n/a	3 out of 3	100	4 out of 4 (Chair)	100
Lawrence I. Bell	7 out of 7	100	4 out of 4	100	6 out of 6 (Chair)	100	n/a (2)	n/a	n/a (3)	n/a
Beverley A. Briscoe	7 out of7	100	4 out of 4 (Chair)	100	n/a	n/a	n/a	n/a	4 out of 4	100
Peter J. Dey	7 out of 7	100	n/a (4)	n/a	6 out of 6	100	3 out of 3 (Chair)	100	n/a (5)	n/a
Douglas M. Holtby	7 out of 7	100	4 out of 4	100	n/a (6)	n/a	3 out of 3	100	n/a (7)	n/a
Charles A. Jeannes (8)	7 out of 7	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
P. Randy Reifel	7 out of 7	100	n/a	n/a	6 out of 6	100	n/a	n/a	4 out of 4	100
A. Dan Rovig	7 out of 7	100	n/a (9)	n/a	6 out of 6	100	n/a (10)	n/a	4 out of 4	100
Ian W. Telfer (8)	7 out of 7 (Chair)	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Kenneth F. Williamson	7 out of 7	100	4 out of 4	100	n/a (11)	n/a	3 out of 3	100	n/a (12)	n/a
Overall Attendance Rate	100%			100%	100%		100%		100%

(1)	Mr. John P. Bell attended all four of these meetings by invitation and received compensation for such attendance.
(2)	Mr. Lawrence I. Bell attended all three of these meetings by invitation and received compensation for such attendance.
(3)	Mr. Lawrence I. Bell attended all four of these meetings by invitation and received compensation for such attendance.
(4)	Mr. Peter J. Dey attended all four of these meetings by invitation and received compensation for such attendance.
(5)	Mr. Peter J. Dey attended all four of these meetings by invitation and received compensation for such attendance.
(6)	Mr. Douglas M. Holtby attended two of these meetings by invitation and received compensation for such attendance.
(7)	Mr. Douglas M. Holtby attended all four of these meetings by invitation and received compensation for such attendance.
(8)	Messrs. Jeannes and Telfer are not members of any committee of the Board as they are not deemed to be independent directors under the Governance Guidelines and the NYSE rules. However, each participates in various committee meetings throughout the year but does not receive any additional compensation for such attendance. Each committee holds independent meetings without Messrs. Jeannes or Telfer present.
(9)	Mr. A. Dan Rovig attended all four of these meetings by invitation and received compensation for such attendance.
(10)	Mr. A. Dan Rovig attended one of these meetings by invitation and received compensation for such attendance.
(11)	Mr. Kenneth F. Williamson attended two of these meetings by invitation and received compensation for such attendance.
(12)	Mr. Kenneth F. Williamson attended all four of these meetings by invitation and received compensation for such attendance.

Directors’ Attendance Policy

Directors of the Company are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including having fully reviewed all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman of the Board, the Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting. During the year ended December 31, 2011, all directors attended all Board and committee meetings.

Directors who are resident in Canada or the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. The distinction in attendance policy between directors resident in Canada and the United States and those not resident in Canada and the United States allows the Board to attract candidates who can add substantial value to the Company but who may have significant travel burdens.

Independent Board/Committee Meetings

The Board’s policy is to hold independent director meetings at which non-independent directors and members of management do not attend at the end of each Board meeting. The following table shows the number of independent director sessions held by the Board during the year ended December 31, 2011.

Board	Total number of meetings	Independent meetings
Board	7	7
Audit Committee	4	4
Compensation Committee	6	6
Governance and Nominating Committee	3	3
Sustainability, Environment, Health and Safety Committee	4	4

All of the committees are comprised of independent directors, and as such, all committee meetings are considered to be independent meetings.

Interlocking Directorships

The following table provides details regarding directors of the Company who serve together as directors on the boards of other public companies.

Interlocking Directorships

Other Company	Director	Other Company Committee Appointments

Silver Wheaton Corp.	Lawrence I. Bell	Corporate Governance and Nominating Committee

	Douglas M. Holtby	Chairman of the Board Human Resource Committee

Tahoe Resources Inc.	John P. Bell	Health, Safety and Environmental Committee

	A. Dan Rovig	Chairman of the Board

	Kenneth F. Williamson	Audit Committee Compensation Committee

Uranium One Inc.	Ian W. Telfer	Chairman of the Board Compensation Committee Corporate Governance and Nominating Committee

	Kenneth F. Williamson	Audit Committee Corporate Governance and Nominating Committee

With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not sit on six or more outside corporate boards without previously obtaining the approval of the Board. In addition, no two directors shall sit together on two or more outside corporate boards without the approval of the Board. The Governance and Nominating Committee will annually review the continued appropriateness of such outside board memberships.

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee. No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive officers at the same time serve or served on that company’s compensation committee.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development or approval of, among other things, the following matters:

•	the strategic planning process of the Company;

•	an annual strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

•	annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

•	the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

•	material acquisitions and divestitures;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Company to facilitate communications with investors and other interested parties;

•	a reporting system that accurately measures the Company’s performance against its business plan; and

•	the integrity of the Company’s internal control and management information systems.

The Board also has the responsibility of managing the risks to the Company’s business and must:

•	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

•	approve any plans to hedge gold sales; and

•	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

See “Statement of Executive Compensation – Compensation Discussion and Analysis – Risk Management” for additional details on the Company’s approach to risk management and assessment during the year ended December 31, 2011.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Sustainability, Environment, Health and Safety Committee.

Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and executive officers and other members of senior management (collectively, “Executive Management”).

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this Management Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Vice-Chairman of the Board and Lead Director, and the Chief Executive Officer of the Company. These position descriptions are reviewed and approved annually by the Governance and Nominating Committee and approved by the Board. The Board has not developed position descriptions for the Chair of any of the committees of the Board, but instead has adopted terms of reference for each committee of the Board and for the Non-Executive Chair, which delineates the responsibility of the Chair of the committee as well as the other members of the committee and sets out the obligations of the committees as a whole. The terms of reference for each committee of the Board are available on the Company’s website at www.goldcorp.com.

Orientation and Continuing Education

In accordance with the Company’s policies on education and orientation for new directors, the Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the Board’s deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Continuing education ensures directors are advised of industry developments and emerging governance issues and requirements, and ensures directors understand issues faced within the business of Goldcorp. To facilitate ongoing education of the Company’s directors, the Board has the responsibility to establish ongoing director education programs and has adopted a policy to assist directors to familiarize themselves with the Company’s business and operations including the Company’s reporting structure, strategic plans, financial issues, risk issues and general legal compliance programs. The Governance and Nominating Committee will oversee ongoing education for all directors and will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the year ended December 31, 2011. The Board also holds an annual strategy session and all directors are provided with the opportunity to visit at least one of the Company’s operations each year.

Directors’ Continuing Education

During the Year Ended December 31, 2011

Date	Description of Event	Attendees

Throughout 2011	Visits to all mine and project sites, except Marigold, Wharf and El Sauzal	Charles A. Jeannes

Throughout 2011	Institute of Corporate Directors seminars	John P. Bell Beverley A. Briscoe Douglas M. Holtby

Throughout 2011	Deloitte & Touch LLP conference/seminars	Douglas M. Holtby Beverley A. Briscoe

Throughout 2011	Northern Nevada Section of the Society of Mining, Metallurgical and Exploration Engineers seminars	A. Dan Rovig

Throughout 2011	Geological Society of Nevada	A. Dan Rovig

Throughout 2011	Canadian Audit Committee Network Workshops	Beverley A. Briscoe

January, 2011	Mine visit to Red Lake Mine	Peter J. Dey Douglas M. Holtby

March, 2011	Prospectors & Developers Association of Canada industry and corporate presentations	John P. Bell Beverley A. Briscoe

May 2, 2011	Met with CCGG and various topics were discussed	Lawrence I. Bell Douglas M. Holtby Ian W. Telfer

May 5-7, 2011	Attended directors’ mine visit to Pueblo Viejo	John P. Bell Beverley A. Briscoe P. Randy Reifel A. Dan Rovig

July 26, 2011	Attended directors’ mine visit to Éléonore	John P. Bell Lawrence I. Bell Beverley A. Briscoe Peter J. Dey Douglas M. Holtby Charles A. Jeannes P. Randy Reifel A. Dan Rovig Ian W. Telfer Kenneth F. Williamson

Code of Conduct

The Board has adopted a Code of Conduct (the “Code”) for its directors, officers and employees which includes the Whistleblower Policy of the Company.

Enforcement

The Audit Committee has responsibility for monitoring compliance with the Code by reasonably ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Employees, directors and officers have a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations. All instances of Code violations or suspected Code violations must be reported in the quarterly disclosure questionnaire to be provided by each region. Situations that involve the following matters must be reported immediately to the Regional Vice President, the

Company’s Director, Risk, Vice President, Regulatory Affairs, and/or General Counsel: (i) a material misstatement or omission in the Company’s publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of the Company’s publicly released financial statements; (ii) a material misrepresentation or omission in the Company’s other public disclosure documents other than financial statements; (iii) bribery of a government official or other alleged violation of anti-corruption laws; (iv) known or suspected fraud that involves a potential cost or loss to the Company exceeding $10,000; (v) known or suspected fraud, regardless of amount, that involves an officer or director of the Company or any of its subsidiaries; (vi) known or suspected fraud, regardless of amount, that involves an employee who has a significant role in the Company’s internal controls; or (vii) an event or series of events indicative of a deterioration in the overall internal control environment at a Company mine site, project development site or office. The situations identified in items (v) through (vii) also must be reported immediately to the Company’s Chairman of the Board and the Chair of the Board’s Audit Committee, or any other member of the Company’s Board of Directors. In addition, Goldcorp conducts periodical and ad hoc audits to test compliance with the Code. The Code may be accessed under the Company’s profile at www.sedar.com, on www.sec.gov or on the Company’s website at www.goldcorp.com. The Code is available in English, Spanish and French languages.

Guidelines

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Director, Risk for employees and the Chairman of the Board and the Vice President, Regulatory Affairs for directors and officers, regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. The Company has developed a program to provide training to its employees on ethical behaviour and the Company monitors and enforces policies on, among other things, money laundering, corruption and bribery.

In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

The Code provides specific guidelines and policies for dealing with situations that may be encountered in the workforce, in order to promote an open and positive work environment. The Code details the Company’s policies on: employee relations, harassment and anti-discrimination; fraud or bribery; political activities and donations; and money laundering, among other things.

Reporting Violations or Seeking Advice

The Code allows the Company’s directors, officers and employees who feel that a violation of the Code has occurred, who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, or who would like advice regarding compliance with the Code to report such violation or concerns and to seek such advice on a confidential and anonymous basis by telephone or through a dedicated web portal, both managed by Ethics Point Inc., an independent reporting agency used by the Company for this purpose. In addition, the Company maintains an internal code of conduct help service (ethics.help@goldcorp.com) that provides responses to inquiries via email.

Investigations

Once received, complaints are forwarded to the Chair of the Audit Committee, the Vice President, Regulatory Affairs, the Director, Risk and the General Counsel or any one of them, who will decide who the most appropriate individual to manage the investigation is. Priority will be given to investigations into any matters relating to (i) a material misstatement or omission in Goldcorp’s public disclosure documents or publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of Goldcorp’s publicly released financial statements; (ii) bribery of a government official or other alleged violation of anti-corruption laws; or (iii) known or suspected fraud or a series of events indicative of a deterioration into the overall internal control environment at a Goldcorp mine or project development site or office. When an investigator determines that the Code has been violated, the investigator may recommend that the Company take corrective and disciplinary action, as appropriate.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are to:

•

oversee the integrity of the Company’s financial statements and review the financial reports, financial information and other relevant documents, provided by the Company to any governmental body or the public;

•	assist the Board in its oversight of the Company’s compliance with legal and regulatory requirements;

•

recommend the appointment of, and review and appraise the audit efforts of, the Company’s independent auditor, oversee the non-audit services provided by the independent auditor, oversee the independent auditor’s qualifications and independence and provide an open avenue of communication among the independent auditor, financial and senior management and the Board;

•	assist the Board in its oversight of the performance of the Company’s internal audit function;

•

serve as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	prepare the Audit Committee report(s) as required by applicable regulators; and

•	encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

The complete terms of reference for the Audit Committee are available on the Company’s website at www.goldcorp.com.

Compensation Committee

The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

•

the members of the Board (in consultation with the Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

•	the Company’s President and Chief Executive Officer; and

•	the Executive Management (identified as senior management including Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and Mine General Managers).

The Compensation Committee, which is required to be composed entirely of independent directors, may determine, among other things, appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports to the Board from the Compensation Committee on the Company’s overall compensation and benefits philosophies. The Compensation Committee’s responsibilities include preparing and recommending to the Board annually a “Statement of Executive Compensation” to be included in the Company’s Management Information Circular.

The Compensation Committee is composed of not fewer than three directors, all of whom are independent and meets at least two times per year. The Committee reviews and recommends the compensation philosophy and guidelines for the Company, including reviewing the compensation philosophy and guidelines for Executive Management for recommendation to the Board for its consideration and approval, and reviewing policies and guidelines on compensation for all employees.

The Compensation Committee reviews the terms of reference for the President and Chief Executive Officer and recommends changes to the Board for approval; reviews corporate goals and objectives relevant to the President and Chief Executive Officer’s compensation and recommends the corporate goals and objectives to the Board for approval; leads the annual review and evaluation of the President and Chief Executive Officer’s performance and reports the results to the Board and, based on the results, recommends the President and Chief Executive Officer’s compensation to the Board for approval; and reviews any agreements between the Company and the President and Chief Executive Officer.

The Compensation Committee, in consultation with the President and Chief Executive Officer, reviews the President and Chief Executive Officer’s assessment of Executive Management and fixes the compensation of each member for recommendation to the Board. In addition, the Compensation Committee, in consultation with the President and Chief Executive Officer, reviews and makes recommendations to the Board for its approval on the following with respect to Executive Management: all matters concerning incentive awards, perquisites, remuneration matters; benefit plans; stock option or equity-based compensation plans; and agreements between the Company and Executive Management.

The Compensation Committee reviews the appointment or discharge of Executive Management, in consultation with the President and Chief Executive Officer; administers incentive plans and recommends to the Board the granting of stock options and equity-based compensation to Company employees; reviews and recommends matters relating to payment of benefits following a change of control; reviews and recommends to the Board for approval, any share ownership guidelines applicable to Executive Management; reviews and limits the number of boards on which individual members of Executive Management may participate; and annually reviews management’s assessment of compliance with laws.

The Compensation Committee reviews annually the Company’s succession plans for Executive Management and monitors the progress and development of executives in accordance with the succession plans and reviews annually the adequacy of the candidates to foster timely and effective continuity of the Executive Management. The Compensation Committee reports on this matter to the Board at least once a year.

The Compensation Committee reviews benefits provided by pension plans for Executive Management and employees; and periodically reviews the management organization structure and the President and Chief Executive Officer’s proposals for changes and reports significant changes and recommendations to the Board.

Advisors to the Committee

During the year ended December 31, 2011, the Compensation Committee retained (a) Towers Watson from January 1 to May 31 to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers, (b) Hugessen Consulting Inc. (“Hugessen Consulting”) from June 1 to December 31 as the independent compensation consultant to the Compensation Committee to provide advice on executive compensation matters, and (c) Mercer Human Resources Consulting (“Mercer”) to provide advice and guidance on all issues related to pension. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Governance – Role of the Compensation Consultants” below for further details regarding the engagement of the independent consultants by the Compensation Committee.

The complete terms of reference for the Compensation Committee are available on the Company’s website at www.goldcorp.com.

Governance and Nominating Committee

The purposes of the Governance and Nominating Committee, which is required to be composed entirely of independent directors, are to:

•	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and

•	develop and recommend to the Board a set of corporate governance principles applicable to the Company.

The Governance and Nominating Committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition and proper succession that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; periodically review the terms of reference of the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; and annually review the directors’ compensation program and make any recommendations to the Board for approval.

In addition, the Governance and Nominating Committee’s responsibilities include considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Conduct and annually a “Statement of Corporate Governance Practices” to be included in the Company’s Management Information Circular; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

The complete terms of reference for the Governance and Nominating Committee are available on the Company’s website at www.goldcorp.com.

Nomination of Directors

The Governance and Nominating Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.

The Governance and Nominating Committee does not set specific minimum qualifications for director positions. Instead, the Governance and Nominating Committee believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the Governance and Nominating Committee considers an individual’s skills, diversity, independence from the Company, experience in areas that address the needs of the Board and ability to devote adequate time to Board duties and responsibilities. The Governance and Nominating Committee also seeks to achieve the appropriate balance of industry and business knowledge and experience, including, without limitation, expertise in the mining industry, expertise with respect to international regulatory and public policy issues, management and operations experience and transactional experience in light of the function and needs of the Board, as well as independence, financial expertise, public company experience, personal integrity, judgment and reputation.

Whenever a new seat or a vacated seat on the Board is being filled, candidates that appear to best fit the needs of the Board and the Company are identified and unless such individuals are well known to the Board, they are interviewed and further evaluated with respect to this criteria by the Governance and Nominating Committee and the Chairman of the Board before they are presented to the Board for consideration.

The Governance and Nominating Committee regularly reviews the composition of the Board and considers the nominations of potential candidates on an as-needed basis. The Governance and Nominating Committee will commit the time and resources necessary to seek a qualified director with particular merits, skills and expertise if an opening arises, and may consider expanding the Board if presented with a potential candidate whose skills would complement the current Board.

Diversity

The Governance and Nominating Committee believes that having a diverse Board offers a depth of perspective and enhances Board operations. The Company’s skills matrix identifies skills with the greatest ability to strengthen the Board and the Board is focused on continually increasing diversity within the boardroom. The Governance and Nominating Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election.

Gender and geography are of particular importance to the Company in ensuring diversity within the Board. Women have typically been underrepresented on Boards, and the Company believes that ensuring gender diversity will enrich the Board. As the Company carries on business globally, the importance of geographic diversity is essential for Board efficiency. The Company, therefore, attempts to recruit and select Board candidates that represent both gender diversity and global business understanding and experience. However, the Board does not support fixed percentages for any selection criteria, as the composition of the Board is based on the numerous factors established by the selection criteria and it is ultimately the skills, experience, character and behavioural qualities that are most important to determining the value which an individual could bring to the Board.

During the year ended December 31, 2011, women and non-residents each constituted 10% of the Board. If all the Nominees are elected by shareholders, the proportion of women on the Board will be 18% and the proportion of Nominees that are non-residents will be 18%. The Governance and Nominating Committee is confident that the current Nominees provide a breadth of experience and diversity that will allow the Board to function efficiently and effectively.

Skills and Expertise

The Governance and Nominating Committee also maintains a matrix of the skill sets of the current Board members, which is reviewed on an annual basis and updated regularly and used in the nomination process as a reference tool for the ongoing assessment of Board composition to ensure that diversity is considered as new Board members are being assessed.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee has designed a written questionnaire that is revised annually and is sent to each director on an annual basis to evaluate the Board as a whole, each committee, their peers and to conduct an individual self-assessment evaluation. The questionnaire asks directors to evaluate the Board and its committees in accordance with the following four categories:

1. Evaluation of the Board of Directors;

•	Board Structure and Composition;

•	Board Role and Responsibilities;

•	Board Operations;

•	Board Effectiveness; and

•	Board Future;

2. Evaluation of the Board’s Committees:

•	Committee meeting’s operations and effectiveness.

3. Peer Evaluation;

4. Director’s Self-Evaluation; and

5. Overall Comments and Performance.

Each director is asked to evaluate his or her peers and conduct a self-evaluation on, among other things, attendance, preparedness, contribution and participation, knowledge of the business, required skills and expertise. Under each section the directors are encouraged to add their comments.

The questionnaires are prepared and sent by the Corporate Secretary of the Company and responses are summarized for the Chair of the Governance and Nominating Committee. After receiving the comments from the Board on the written survey, the Vice-Chairman and Lead Director held formal discussions individually with each director about the results of the questionnaires and the operations of the Board, the performance of each director and the performance of the directors as a group. The Vice-Chairman and Lead Director reported to the Chair of the Governance and Nominating Committee meeting the results of his one-on-one interviews with the Board members in an oral report at the Governance and Nominating Committee held on February 14, 2012. The Chair of the Governance and Nominating Committee then presented a final report to the Board at the Board of Directors meeting held on February 15, 2012.

With respect to 2011, the overall conclusion from these questionnaires and formal discussions was that the Board was working effectively. Improvements implemented in prior years are working well; improvements have been implemented as a result of these Board assessments, including an expansion of the Board’s skill sets and a continuous review of the quality of Board briefings.

Sustainability, Environment, Health and Safety Committee

The purposes of the Sustainability, Environment, Health and Safety Committee, which is required to be composed of a majority independent directors, are to assist the Board in its oversight of sustainability, environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety, corporate social responsibility and human rights matters. The Company follows the Global Reporting Initiatives standards for disclosing environmental performance and the Company is a member of, among other organizations, the International Council of Mining & Metals. Other organizations that the Company belongs to, or is a signatory to, can be found on the Company’s website at www.goldcorp.com.

In particular, the Sustainability, Environment, Health and Safety Committee has the authority and responsibility for:

•	reviewing, monitoring and, as appropriate, revising, the sustainability, environmental, health and safety policies of the Company;

•

reviewing the corporate and operational sustainability, environment, health and safety performance of the Company to ensure management is taking appropriate measures to achieve compliance with appropriate laws, legislation and the Company’s sustainability, environment, health and safety policies;

•

working with management in the development of short and long term policies and standards to ensure the principles set out in the sustainability, environment, health and safety policies are being achieved;

•

reviewing community, environment, health and safety issues and incidents to determine that management is taking appropriate action in respect of these matters and that management has been duly diligent in carrying out its responsibilities and activities;

•	reviewing results of community, environment, health and safety audits and management’s activities with respect to such audits;

•

reviewing and monitoring management’s activities to ensure that the principle risks and opportunities to the Company related to community, environment, health and safety are identified by management and that sufficient resources are allocated by management to address risks and opportunities;

•	ensuring the Company’s directors are knowledgeable about their duties and responsibilities related to the scope of the Sustainability, Environment, Health and Safety Committee;

•

periodically visiting corporate locations to become familiar with the nature of operations, and to review relevant objectives, procedures and performance with respect to sustainability, environment, health and safety; and

•	investigate any extraordinary negative sustainability, environment, health and safety performance, where appropriate.

The complete terms of reference for the Sustainability, Environment, Health and Safety Committee are available on the Company’s website at www.goldcorp.com.

Environmental Policy

The Company has implemented an Environmental and Sustainability Policy which states that the Company and its subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources are employed to achieve shareholder profitability in all operations and to achieve the Company’s commitment to sustainable development. The needs and culture of the local communities are respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

To meet these responsibilities, Goldcorp will provide its employees with the necessary resources to:

•	design, construct, operate and close the Company’s facilities to comply with applicable local regulations and laws and to meet international guidelines;

•	promote employee commitment and accountability to the environmental policy and enhance employees’ capabilities in the implementation through the use of integrated management systems;

•	promote the development and implementation of effective systems to minimize risks to health, safety and the environment;

•	be proactive in community development programs so the communities are not reliant on the mines for their future;

•	communicate openly with employees, local stakeholders and governments on the Company’s plans, programs and performance;

•

work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of the Company’s materials, resources and products; and

•	use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

The Environmental and Sustainability Policy is available on the Company’s website at www.goldcorp.com.

Corporate Social Responsibility Policy

The Company has adopted a Corporate Social Responsibility Policy that provides guidelines for the Company to operate in a way that respects the safety and health of employees, protects the environment, respects the human rights of employees and the residents of the communities in which the Company operates, and contributes to the sustainable development of those communities. The Corporate Social Responsibility Policy is guided by international standards and best practices and is supported by strategic relationships and other policies. Through partnerships and consultation from the beginning of project development, the Company seeks to foster establishment and growth of engagement with stakeholders to generate prosperity that is sustainable beyond the operating life of the Company’s mines. The Corporate Social Responsibility Policy provides that the Company will meet such commitments through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into the Company’s business processes.

The Corporate Social Responsibility Policy is available on the Company’s website at www.goldcorp.com in English, Spanish and French.

Human Rights Policy

The Company has adopted a Human Rights Policy that commits the Company to integrate human rights best practices into the Company’s business and decision-making processes. The Human Rights Policy mandates that the Company operate in a way that respects human rights of employees and the communities in which the Company operates. The Human Rights Policy is informed by international law and provides that the Company will seek to establish constructive dialogues and partnerships with a variety of stakeholders on human rights performance. The Company regularly reviews and assesses the effectiveness of and compliance with the Human Rights Policy, and all employees and contractors are trained on the Human Rights Policy. Information regarding assessments and performance will be made available to the public through annual Global Reporting Initiative reporting.

The Human Rights Policy is available on the Company’s website at www.goldcorp.com in English, Spanish and French.

Occupational Health and Safety Policy

The Company has adopted an Occupational Health and Safety Policy that commits the Company to the health, safety and well being of employees. To achieve the Company’s objective of a safe and healthy workplace, the Occupational Health and Safety Policy provides that the Company will develop and implement effective management systems to identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment.

The Occupational Health and Safety Policy is available on the Company’s website at www.goldcorp.com.

Committee Engagement

Each year, the Sustainability, Environment, Health and Safety Committee visits at least two of the Company’s operating or project sites. During 2011, the Sustainability, Environment, Health and Safety Committee visited the Pueblo Viejo project in the Dominican Republic and the Éléonore project in Quebec, Canada. While in Quebec, the Sustainability, Environment, Health and Safety Committee and other Board members visited the Wemindji Community and met with Chief Rodney Mark. In 2010, the Sustainability, Environment, Health and Safety Committee visited the Wharf Mine in South Dakota and the Marlin Mine in Guatemala. While in Guatemala, the Sustainability, Environment, Health and Safety Committee also met with Ruth del Valle, the President of Guatemala’s Presidential Commission on Human Rights (Comisión Presidencial Coordinadora de la Política del Ejecutivo en materia de Derechos Humanos). During this meeting, the Sustainability, Environment, Health and Safety Committee presented to Presidenta del Valle the Company’s Human Rights Policy and listened to her perspectives on protection of human rights in Guatemala.

STATEMENT OF EXECUTIVE COMPENSATION

Dear Goldcorp Shareholders:

On behalf of the Board, the Compensation Committee is pleased to present to you the 2011 Statement of Executive Compensation. In preparing the Compensation Discussion and Analysis for the year ended December 31, 2011, our aim was to (i) enhance your understanding of our executive compensation practices, (ii) help you see how our compensation philosophy and approach are linked to our strategic objectives, and (iii) explain why we believe our program is right for Goldcorp. We continue to be committed to providing you with information that is clear and relevant.

Goldcorp’s overall corporate objective is to generate shareholder value and emphasize long-term growth, and we have designed incentive programs to emphasize long-term operational value drivers of performance. A significant percentage of executive compensation is “at-risk” and is directly linked to both company and individual performance, which are measured based on objectively and subjectively defined criteria. We believe this program is effective in motivating and rewarding executives while aligning their goals with Goldcorp’s business objectives and shareholders’ interests. Further details on how performance is evaluated and compensation paid to each of the “Named Executive Officers” (as defined herein), including the Chief Executive Officer, can be found at page 62.

A key consideration of our executive compensation program for the year ended December 31, 2011, has been the approach we have taken to managing risk. In addition to our established compensation practices, the Board, together with Towers Watson and Hugessen Consulting, completed a qualitative review of Goldcorp’s compensation programs to ensure the application of the compensation policy is appropriately aligned to support its stated objectives and to encourage the appropriate behaviours. A discussion of this review can be found at page 58.

The Board has designed and implemented the Company’s compensation program with a view to staying current with emerging trends and best practices and, for the first time, you are invited to cast an advisory vote on executive compensation. See pages 14 and 52 for additional information on the adoption of Goldcorp’s “Say on Pay” advisory vote. Additionally, after engaging in a thorough market analysis, the Company has revised its methodology for determining the value of long-term incentives for each executive. Effective January 1, 2012, long-term incentives will now be awarded based on the expected value of the grant, which value will be determined as a multiplier of base pay. This multiplier will vary in accordance with the seniority of the position in the organization. For 2012 grants, the target mix of long-term incentive value for the Chief Executive Officer, Chief Financial Officer and other Named Executive Officers will now be 1/3 options, 1/3 restricted share units and 1/3 performance share units which increases the weighting on performance contingent compensation relative to previous years. Going forward, in terms of total direct compensation, Goldcorp will now cap the target at the 75th percentile of the market to better reflect Goldcorp’s position as one of the world’s biggest gold producers and one of Canada’s largest companies, and to better position the Company in the tight labour market for executives with mining expertise. See pages 56 and 68 for additional discussion on the changes to Goldcorp’s compensation policies.

We are committed to continuously developing practices and policies to increase shareholder engagement and we welcome your feedback on the actions that we have taken. See “Contacting Goldcorp’s Board of Directors” on page 94.

Sincerely,

Compensation Committee

“Lawrence I. Bell”	“Peter J. Dey”	“P. Randy Reifel”	“A. Dan Rovig”
Lawrence I. Bell (Chair)	Peter J. Dey	P. Randy Reifel	A. Dan Rovig

Compensation Discussion and Analysis

Goldcorp is a leading gold producer engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold and copper mine (37 1/2% interest) in Argentina, the El Sauzal and Los Filos gold mines and the Peñasquito gold, silver, lead and zinc mine in Mexico, the Marlin gold and silver mine in Guatemala, and the Marigold (67% interest) and Wharf gold mines in the United States of America. Significant development projects include the expansion of the existing Red Lake Gold Mine, the Camino Rojo gold project in Mexico, the El Morro project (70% interest) in Chile, the Cerro Negro project in Argentina, the Éléonore gold project in Canada, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic.

Goldcorp is listed on the Toronto Stock Exchange (symbol: G) and the New York Stock Exchange (symbol: GG). Goldcorp is one of the world’s fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged. The Company’s strategy is to provide its shareholders with superior returns from high quality assets.

Further information about the Company, its operations, projects, corporate social responsibility, safety, environment and sustainability are available on its website at www.goldcorp.com. The Company’s website and the information contained therein or incorporated by reference therein are neither part of this Management Information Circular nor incorporated by reference herein.

Over the past several years, the worldwide mining boom has significantly increased the demand for executives with mining-related skills and experience. The talent supply in the mining business is very tight globally as fewer people have entered the mining industry over the past few decades. As a result, the Company operates in a highly competitive market for executives and the attraction and retention of talented and experienced executives is one of the key objectives of Goldcorp’s executive compensation program.

The mining industry continues to strengthen. Merger activities in the industry and metals price appreciation have led to stronger competitors with substantial financial resources and robust production profiles. In addition, the industry continues to focus on cost containment. A compensation strategy that supports Goldcorp’s business strategy is therefore critical to the Company’s success and a key compensation objective. Goldcorp has designed its executive compensation program to emphasize performance-based incentives that reward its executives for the achievement of specific annual and long-term business goals.

Given the Company’s emphasis on performance-based compensation, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Goldcorp operates in a commodity business, with nearly all of its revenue, earnings and cash flow derived from the sale of gold and mineral by-products. As a result, the Company’s financial performance is directly related to the prices of these metals which fluctuate widely and are affected by numerous factors that are difficult to predict and are beyond the Company’s control. For this reason, Goldcorp has designed its short-term incentive programs to emphasize its long-term operational value drivers of performance (production, cost and resource growth) over more cyclical measures of financial performance.

Precious metals companies create shareholder value by finding or acquiring, developing and mining valuable mineral deposits. Most of the time, this demands that these companies make substantial and sustained investment in exploration and pre-development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to emphasize long-term performance over short-term performance.

The Board recognizes that executive compensation practices and policies are evolving in Canada and globally, and undertakes an annual review to ensure the Company’s practices and policies are effective in achieving its objectives. The Board regularly reviews disclosure best practice recommendations and strives to inform itself of emerging issues of importance to shareholders. In this regard, on May 2, 2011, members of the Board met with representatives of CCGG to discuss Board input and oversight of corporate strategy and risk management; executive compensation and the links to defined corporate objectives and risk management; shareholder engagement practices; and director compensation and share ownership requirements.

The Company believes that it provides transparent and ample disclosure on executive compensation to allow its shareholders to understand the Company’s compensation program and objectives. The Board also believes that the Company’s current executive compensation program meets the objectives and requirements expected by the Company’s shareholders. The Board expects to continue to develop practices and policies to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose. See “Contacting Goldcorp’s Board of Directors” on page 94.

Compensation Governance

Role of the Compensation Committee

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a succession plan for Executive Management. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive while meeting the objectives of the Company’s executive compensation program.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the full Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, long-term incentive awards and material new compensation and benefit programs, or material changes to existing compensation and benefit programs. The Compensation Committee is also required to establish a peer group of comparable companies and a target competitive positioning for the Company’s executive compensation program. In addition, the Compensation Committee is charged with the responsibility to work with the independent consultant, Hugessen Consulting, to establish and review compensation practices against the comparator group; to review corporate goals and objectives; to review and make recommendations to the Board for Executive Management for all matters concerning incentive awards, perquisites, remuneration matters; benefit plans; stock option or equity-based compensation plans; and agreements between the Company and Executive Management; and to lead the annual review and evaluation of the President and Chief Executive Officer’s performance and report the results to the Board and recommend the President and Chief Executive Officer’s compensation to the Board for approval.

The Compensation Committee is comprised of four independent directors who are required to meet at least twice a year. The members of the Compensation Committee are Lawrence I. Bell (Chair), Peter J. Dey, P. Randy Reifel and A. Dan Rovig. Messrs. Dey and Rovig have each served on this committee since November 2006. Mr. Reifel was appointed to serve on the Compensation Committee on May 20, 2009 and Mr. Lawrence Bell was appointed to serve on the Compensation Committee on May 19, 2010.

Relevant Experience

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about Goldcorp’s compensation practices. The Board believes the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation Committee have direct experience in both public and private sector executive compensation. By virtue of their experience as current or former presidents and chief executive officers and their extensive experience in public policy, corporate governance, regulatory matters and international and domestic markets, the Compensation Committee has the depth of knowledge and the diversity of skills in order to make informed and independent decisions on compensation matters for the Company. See “Election of Directors” on page 15 and “Skills Matrix” and page 43.

Role of the Executive Officers

The Company’s Chief Executive Officer and other executive officers have a role in executive compensation decisions, as follows:

•

the Chief Executive Officer makes recommendations to the Board regarding the Company’s annual business goals and objectives, which are approved by the Board and which provide the structure by which the annual goals and objectives of other executive officers and employees throughout the Company are aligned;

•

the Chief Executive Officer makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, target annual incentive awards and actual payouts, stock-based grants and long-term performance unit grants;

•

the Chief Executive Officer makes recommendations to the Compensation Committee regarding the Company’s annual and long-term quantitative goals and the annual qualitative goals for the other executive officers;

•

the Chief Executive Officer and other executive officers make recommendations to the Compensation Committee regarding the participation in the Company’s stock-based compensation plans and amendments to such plans, as necessary; however,

•	the Chief Executive Officer does not make recommendations with respect to his compensation package.

The Compensation Committee reviews the basis for the recommendations made by the Chief Executive Officer to the Compensation Committee and exercises its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Role of the Compensation Consultants

The Compensation Committee, in its sole discretion, is responsible for retaining compensation consultants. In making its decision, the Compensation Committee considered: (a) whether the compensation consultant provides other services to the Company; (b) the policies and procedures of the compensation consultant, that are designed to prevent conflicts of interest; (c) whether the compensation consultant has a business or personal relationship with any member of the Compensation Committee; and (d) whether the compensation consultant owns any Common Shares. Based on its evaluation of these factors, Goldcorp retained (i) Towers Watson as compensation consultants to the Compensation Committee from January 1 until May 31, and as compensation consultants to Executive Management for the remainder of the year; (ii) Hugessen Consulting as executive compensation consultants to the Compensation Committee; and (iii) Mercer as Canadian retirement plan and pension consultants for the year ended December 31, 2011. Towers Watson, Hugessen Consulting and Mercer have been engaged by Goldcorp since 2007, 2011 and 2006, respectively. The work of the compensation consultants or the retirement plan and pension consultant has not raised any conflict of interest.

Towers Watson—Independent Consultant to Management

From January 1, 2011 until May 31, 2011, the Compensation Committee retained Towers Watson to (i) provide information, analyses and advice regarding executive and director compensation; and (ii) with the consent of the Compensation Committee, concurrently serve as a consultant to Executive Management, providing compensation advice and other related services on an as-needed basis. During this time, Towers Watson reported directly to the Chair of the Compensation Committee with respect to work done on behalf of the Compensation Committee. Services provided by Towers Watson to Executive Management beyond its role as advisor to the Compensation Committee required written pre-approval by the Chair of the Compensation Committee outlining the scope of work to be performed and the related fees. The Compensation Committee did not approve any such work that, in its view, could compromise the independence of Towers Watson as advisor to the Compensation Committee.

During the period of time Towers Watson concurrently served the Compensation Committee and Executive Management, the Compensation Committee established procedures that it considered adequate to ensure that Towers Watson’s advice to the Compensation Committee remained objective and was not influenced by the Executive Management. These procedures included having: (i) a direct reporting relationship between Towers Watson and the Compensation Committee; (ii) a requirement that work may only be performed by Towers Watson with Executive Management if the Compensation Committee first determined that such work would not compromise the independence of the work being done with the Compensation Committee; (iii) Towers Watson provided an annual update to the Compensation Committee regarding its financial relationship with Goldcorp, including a summary of all work performed for Goldcorp during the 12 preceding months; and (iv) Towers Watson provided written assurances to the Compensation Committee that within the compensation consultant’s organization, the individual who was responsible for the services performed for the Board and the Compensation Committee had a reporting relationship and compensation determined separately from Towers Watson’s other lines of business and their work for the Executive Management.

At the Compensation Committee’s direction, Towers Watson worked with the Executive Management and the Compensation Committee to provide the following services for the Compensation Committee during the period ended May 31, 2011:

•	assess the Chief Executive Officer and other Named Executive Officers’ compensation relative to peer industry participants and Goldcorp’s compensation philosophy;

•	evaluate directors’ compensation relative to peer industry participants;

•	review key design features of the annual and long-term incentive programs relative to market; and

•	analyze the pay-for-performance relationship in the Chief Executive Officer’s compensation package.

Effective June 1, 2011, Towers Watson’s mandate with the Executive Management continued and the Board mandate transitioned from Towers Watson to Hugessen Consulting. Towers Watson’s engagement between June 1, 2011 and the year ended December 31, 2011 involved ongoing review and input on management proposals with respect to the size, mix and design of 2012 long-term incentive awards in addition to conducting an assessment of risks arising from the compensation policies and practices.

In the course of conducting its activities during the year ended December 31, 2011, Towers Watson attended five meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee.

Hugessen Consulting—Independent Consultant to the Compensation Committee

Effective June 1, 2011, Hugessen Consulting was retained as an independent consultant to the Compensation Committee. At the Compensation Committee’s direction, Hugessen Consulting worked with the Executive Management and the Compensation Committee to provide advice on executive compensation matters, including information, analyses and advice regarding executive compensation, as described in this Management Information Circular.

On October 16, 2011, in accordance with its standard procedure, the Compensation Committee received a letter from Hugessen Consulting confirming their independence and that the individuals at Hugessen Consulting who are responsible for the services provided to the Compensation Committee and the Board are independent and have no business, professional or commercial relationship with Goldcorp or any member of the Executive Management, other than according to terms of Hugessen Consulting’s engagement by the Compensation Committee.

At the Compensation Committee’s direction, Hugessen Consulting worked with the Compensation Committee to provide the following services for the Compensation Committee during the year ended December 31, 2011:

•	initial review of compensation design, absolute and relative corporate performance, and related governance practices;

•	a comprehensive review of the size of long-term incentive awards, the mix of different long-term incentive plans and the design specific plans; and

•	ongoing review and input on management proposals with respect to the size, mix and design of 2012 long-term incentive awards.

In the course of conducting its activities during the year ended December 31, 2011, Hugessen Consulting attended three meetings of the Compensation Committee and presented its findings and recommendations for discussion by the Compensation Committee. The Chair of the Compensation Committee also had separate meetings with Hugessen Consulting.

All of the Compensation Committee recommendations to the Board with respect to determining the amount or form of executive and director compensation under the Company’s executive and director compensation programs are made by the Compensation Committee alone and may reflect factors and considerations other than the information and advice provided by Hugessen Consulting.

Mercer

Mercer provides independent advice to Goldcorp on its Canadian retirement programs including investment performance monitoring; actuarial services; advice on plan design and calculation of the annual contributions made by the Company to the supplemental executive retirement plan (the “SERP”). See page 79 for more information on the SERP.

Compensation of Independent Consultants

The Compensation Committee is required to agree annually, and on an as-needed basis, on the specific work to be undertaken by the compensation consultants and the fees associated with such work.

During the years ended December 31, 2011 and 2010, the following fees were paid by the Company to Towers Watson, Hugessen Consulting and Mercer:

Advisor	Type of Work	2011 Fees ($) (1)		2010 Fees ($) (2)
Towers Watson	Executive Compensation-Related Fees		379,013	149,596
	All other fees (3)		29,776	39,565
Hugessen Consulting	Executive Compensation-Related Fees	C$	226,807	N/A
	All other fees		Nil	N/A
Mercer	SERP Related Fees		12,310	31,014

(1)	Converted to United States dollars at the average exchange rate for 2011 of C$1.00 = US$1.0111.
(2)	Converted to United States dollars at the average exchange rate for 2010 of C$1.00 = US$0.9709.
(3)	Assistance with career frameworks, communication, compensation benchmarking and salary structure review.

Say-on-Pay Policy and Shareholder Engagement

The Board recognizes that executive compensation practices and policies are evolving in Canada and globally, and undertakes an annual review to ensure the Company’s practices and policies are effective in achieving its objectives. The Board has adopted a policy relating to shareholder engagement and an annual advisory vote on executive compensation, known as “Say on Pay”, in order to have constructive engagement directly with the Company’s shareholders regarding the objectives and principles the Board uses in making executive compensation decisions. See “Say on Pay Advisory Vote” on page 14.

The Board believes that it is important to have regular constructive engagement directly with its shareholders to allow and encourage shareholders to express their views directly to the Board outside of the annual meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. See “Contacting Goldcorp’s Board of Directors” on page 94.

In addition, in accordance with the provisions of section 99 of the OBCA, shareholders may submit a formal proposal and shareholders holding in the aggregate not less than 5% of the outstanding Common Shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the OBCA for a description of the procedures to be followed.

The Board expects to continue to develop practices and policies to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose.

Named Executive Officers

The following profiles provide information on (a) the President and Chief Executive Officer, (b) the Executive Vice President and Chief Financial Officer, and (c) the three other most highly compensated “executive officers” for the year ended December 31, 2011 (the “Named Executive Officers” or the “NEOs”).

Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, Timo S. Jauristo and David L. Deisley were NEOs of Goldcorp for the year ended December 31, 2011.

CHARLES A. JEANNES President and Chief Executive Officer British Columbia, Canada Age: 53	See Mr. Jeannes’ profile under “Election of Directors”.

LINDSAY A. HALL Executive Vice President and Chief Financial Officer British Columbia, Canada Age: 56	Mr. Hall was appointed Executive Vice President and Chief Financial Officer of Goldcorp on April 19, 2006. Mr. Hall is a Chartered Accountant with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, culminating in the role of Vice President and Treasurer. Mr. Hall also previously held the position of Vice President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation. Mr. Hall has a Bachelor of Arts in Economics and a Bachelor of Commerce (Honours) from the University of Manitoba.

STEVE P. REID Executive Vice President and Chief Operating Officer British Columbia, Canada Age: 56	Mr. Reid was appointed Chief Operating Officer of Goldcorp effective January 1, 2007 and, prior thereto, Executive Vice President, Canada and USA effective concurrently with the completion of the acquisition of Placer Dome (CLA) Limited. Mr. Reid is a mining engineer with 35 years of extensive international experience in both the operating and business aspects of the mining industry. Prior to joining Goldcorp, he worked for Placer Dome as the Country Manager for the Canadian operations. He spent a total of 13 years working for Placer Dome, holding numerous corporate, mine management and operating roles worldwide. Mr. Reid has also worked in leadership positions for Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia.

TIMO S. JAURISTO Executive Vice President, Corporate Development British Columbia, Canada Age: 54	Mr. Jauristo was appointed Vice President, Corporate Development of Goldcorp effective June 16, 2009. On July 8, 2010, Mr. Jauristo was appointed Executive Vice President, Corporate Development of Goldcorp. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. He spent 15 years with Placer Dome in various operating and corporate roles in exploration in Australia and Asia and in business development. Mr. Jauristo served as the General Manager Corporate Development at Placer Dome from August 1997 to June 2005. Mr. Jauristo was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Between leaving Placer Dome in 2005 and joining Goldcorp in 2009, Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. from November 2006 to May 2009 and was the Chief Executive Officer of Southwestern Resources Corp. from September 2007 to May 2009, both junior mining companies with exploration and development assets mostly in Peru.

DAVID L. DEISLEY Executive Vice President, Corporate Affairs and General Counsel British Columbia, Canada Age: 55	Mr. Deisley joined Goldcorp in September 2007 as Vice President, General Counsel. On July 8, 2010, Mr. Deisley was appointed Executive Vice President, Corporate Affairs and General Counsel of Goldcorp. Previously, he served as regional general counsel for Barrick Gold Corporation’s North America Region in Salt Lake City, Utah. Mr. Deisley was also based in Santiago, Chile for three years working with Barrick Gold Corporation on its Pascua Lama and Veladero projects. Prior to joining Barrick Gold Corporation, he was a shareholder at Parsons Behle & Latimer where he served as a member and chair of the firm’s Natural Resources practice. He obtained his Juris Doctor from the University of Utah College of Law and his Bachelor of Arts from Brown University. Mr. Deisley has over 25 years experience in the mining industry in North and South America.

Objectives of Compensation Program

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets and to increase share price over time. The objectives of the Company’s compensation program are to attract, retain and inspire performance of members of senior management of a quality and nature that will enhance the sustainable prosperity and growth of the Company. Performance measures are adopted that support the Company’s strategic and compensation objectives, and emphasize long-term performance. Increased share price and superior returns are driven by operational results, which are assessed at both the Company and individual level when determining compensation.

Overview of Compensation Philosophy

The following executive compensation principles guide the Company’s overall compensation philosophy:

•

compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of experienced, high calibre executives in the highly competitive mining industry, while being fair and reasonable to shareholders;

•

compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives, both annual and long-term, in its compensation plans by emphasizing incentives in the total compensation mix;

•

compensation should be responsive to the commodity-based cyclical business environment by emphasizing operational performance measures over performance measures that are more directly influenced by metals prices;

•	compensation programs should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives;

•	compensation programs support the management of risk and ensure management’s plans are focused on generating shareholder value within a risk controlled environment; and

•

compensation should be transparent so that both executives and shareholders understand the executive compensation program (e.g., how the program works, the goals it seeks to promote and the compensation levels and opportunities provided).

Overview of How Compensation Program Fits with Compensation Goals

1. Attract, Retain and Inspire Key Talent

The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:

•	A competitive cash compensation program, consisting of base salary and bonus opportunity that can vary based on Company and individual performance.

•

Providing an opportunity to participate in the Company’s growth through a long-term incentive program consisting of stock options, share-based awards (RSUs) and performance share units (“PSUs”). Long-term incentives play an important role in retaining the Executive Management given that competition has been intense during the past few years in the market for mining talent.

2. Alignment of Interest of Management with Interest of the Company’s Shareholders

A significant portion of each executive’s total direct compensation is variable or “at-risk”. This “at-risk” portion of total direct compensation includes the annual performance incentive and the long-term incentives awarded on an annual basis. Both are linked to performance during the year. If the individual’s or the Company’s performance is poor, the value of “at-risk” compensation will decrease and conversely, if the individual’s or Company’s performance is strong, the value of “at-risk” compensation will increase.

Specifically, the compensation package meets the goal of aligning the interest of management with the interest of the Company’s shareholders through the following elements:

•	Through the grant of stock options, share-based awards (RSUs) and PSUs, if the price of the Company’s shares increases over time, both executives and shareholders will benefit.

•

Providing a three-year vesting on stock options and share-based awards acts to retain executives and provides an incentive for management to increase the price of the Company’s shares over time, rather than focusing on short-term increases.

NEO Target Pay Mix

Goldcorp’s total direct compensation program has three key components for its executive officers: (1) base salary, (2) annual performance incentive, and (3) long-term incentives, the sum of which equals total direct compensation. In addition, each executive receives indirect compensation through their participation in Goldcorp’s SERP and benefit programs. Goldcorp’s program has a balanced focus between shorter-term financial and operational results and longer-term investments in both mines and the organization.

Goldcorp intends to deliver approximately 60% to 70% of target total direct compensation to executive officers in the form of long-term incentives consisting of stock options, RSUs and PSUs. This range applied to the options, RSUs and PSUs that were granted in 2011.

The following table outlines the target pay mix for each of the NEOs for the year ended December 31, 2011 as a percentage of target total direct compensation. Each of the elements of compensation is discussed in more detail below.

Target Pay Mix for the

Year Ended December 31, 2011

Name of Officer	Base Salary	Target Bonus	Target Equity Compensation
Charles A. Jeannes	14%	13%	74%
Lindsay A. Hall	15%	11%	74%
Steve P. Reid	15%	10%	75%
Timo S. Jauristo	12%	8%	80%
David L. Deisley	10%	7%	83%

Benchmarking

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable.

Accordingly, the Compensation Committee reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies. Annually, Towers Watson provides the Company with information regarding compensation programs and compensation levels at the 25th, 50th and 75th percentiles among the comparison companies indicated in the table below.

For the year ended December 31, 2011, the proposed total direct compensation for each NEO was evaluated generally against the total direct compensation of similar positions held at the comparator group companies to ensure compensation was competitive; however, a specific percentile was not targeted when determining total compensation. Specific benchmarks against the comparator group for base salary and annual short-term incentive awards for the year ended December 31, 2011 are discussed under the headings “Base Salary” and “Annual Performance-Based Cash Incentives” below. Given the continuing strength of the mining industry and the tight talent supply compensation recommendations are also validated against different samples taken from the larger group of comparator group, particularly the companies in the North American gold mining category. The Company has adopted benefits and retirement programs that are believed to be competitive within the comparator companies. The Compensation Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels.

Amendment to Benchmarking Practices for Total Direct Compensation

The Compensation Committee, at their meeting on October 25, 2011, approved a ceiling for total direct compensation up to the 75th percentile when compared to the respective comparator group, subject to the discretion granted by the Compensation Committee to the Chief Executive Officer, to be effective for the year ending December 31, 2012.

Comparator Group

Goldcorp used the following criteria for choosing the comparator group:

•	publicly traded companies;

•	companies with similar revenue (between $1.2 billion and $18.9 billion);

•	companies with similar market capitalization (between $4.9 billion and $46.8 billion);

•	companies that reflect the competitive marketplace for the Executive Management talent;

•	companies that are facing similar industry dynamics, i.e. capital intensive and subject to commodity price cycles;

•	companies that are engaged in mining or the resources industry and are headquartered in North America; and

•	companies that have a large presence in corporate office locations in North America.

The following table sets out the comparator group used for the year ended December 31, 2011.

Comparator Companies

Comparative Company	Category	Corporate Head Office Location
Agnico-Eagle Mines Limited	North American Gold Mining	Toronto, Ontario
Agrium Inc.	Canadian Resource Industry	Calgary, Alberta
Barrick Gold Corporation	North American Gold Mining	Toronto, Ontario
Cameco Corporation	Canadian Resource Industry	Saskatoon, Saskatchewan
Canadian Natural Resources Limited	Canadian Resource Industry	Calgary, Alberta
Cenovus Energy Inc.	Canadian Resource Industry	Calgary, Alberta
Cliffs Natural Resources Inc.	North American Other Mining	Cleveland, Ohio
Encana Corporation	Canadian Resource Industry	Calgary, Alberta
Finning International Inc.	Corporate Office Location	Vancouver, British Columbia
First Quantum Minerals Ltd.	North American Other Mining	Vancouver, British Columbia
Freeport-McMoRan Copper & Gold Inc.	North American Other Mining	Phoenix, Arizona
IAMGOLD Corporation	North American Gold Mining	Toronto, Ontario
Kinross Gold Corporation	North American Gold Mining	Toronto, Ontario
Newmont Mining Corporation	North American Gold Mining	Denver, Colorado
Nexen Inc.	Canadian Resource Industry	Calgary, Alberta
Potash Corporation of Saskatchewan Inc.	Canadian Resource Industry	Saskatoon, Saskatchewan
Talisman Energy Inc.	Canadian Resource Industry	Calgary, Alberta
Teck Resources Limited	North American Other Mining	Vancouver, British Columbia
TELUS Corporation	Corporate Office Location	Vancouver, British Columbia
Yamana Gold Inc.	North American Gold Mining	Toronto, Ontario

Among the comparator group, Goldcorp is in the 30th percentile for revenue; the 80th percentile for market capitalization; and the 75th percentile for assets. Goldcorp believes this comparator group and the selection criteria used are relevant for benchmarking because the group is selected using objectively defined criteria and is a reflection of Goldcorp’s competitive marketplace in terms of geography, industry, revenue, assets and market capitalization. The comparison companies are reviewed annually by the Compensation Committee in connection with the compensation consultants to ensure it represents the most appropriate and reliable sample possible.

Risk Management

The nature of the business and the competitive environment in which the Company operates require some level of risk-taking, as risk-taking is intrinsic to all businesses to achieve growth and strategic objectives that are in the best interest of shareholders. The Compensation Committee is responsible for ensuring the application of the compensation policy is appropriately aligned to support its stated objectives and encourage appropriate management behaviours, including prudent risk-taking. To this effect, the Company has adopted practices that appropriately align compensation with the experience of shareholders.

Goldcorp has adopted an Enterprise Risk Management System, which it has been developing since 2010 with a view to understanding the corporate risk profile. The process involves quarterly meetings with senior leadership and presentations to the Board regarding potential risks covering four areas: strategic, external affairs, financial and operations.

Risk Assessment

During the year ended December 31, 2011, the Compensation Committee engaged Towers Watson to complete a risk assessment of Goldcorp’s compensation programs through a qualitative review process.

In carrying out its mandate, Towers Watson created the following framework to: (i) assess the compensation programs; and (ii) identify and develop strategies to address potential areas of concern.

1.	Pay Philosophy and Policies;

2.	Incentive Plan Design;

3.	Performance Measurement; and

4.	Governance.

During the review, Towers Watson identified the following risk mitigating features within Goldcorp’s compensation programs:

•	strong governance oversight and culture;

•	compensation is balanced between fixed and variable elements, cash and equity, and short- and long-term incentives;

•	blend of long-term incentives (stock options, RSUs and PSUs), which incorporates both time and performance vesting features;

•	mix of absolute and relative performance measures;

•

corporate component of annual bonus is based on balanced objective performance measures and a holistic assessment of how Goldcorp has met specific annual objectives and strategic initiatives that considers quality and sustainability of results;

•	use of maximums/caps in the annual bonus and PSU plans;

•	overlapping performance cycles for long-term incentives to encourage sustained performance;

•	share ownership guidelines;

•	policy prohibiting hedging; and

•	bonus clawback policy for the Chief Executive Officer and Chief Financial Officer.

The Compensation Committee, together with the Board, will annually review the Company’s business strategy and compensation programs within this framework in order to manage risk and consider the implications of any significant shifts in strategy or policies.

Based on its review, the Compensation Committee has determined that the compensation practices and policies are unlikely to have a material adverse impact on the Company and is satisfied that the current policy provides the necessary framework and governance to align the interest of executive officers, the Company and shareholders.

Bonus Clawback

The Chief Executive Officer and the Chief Financial Officer have each agreed to have their annual bonus clawed back if the financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the executive.

The Company continues to monitor the development of the regulatory environment in Canada and the United States with respect to bonus clawbacks and will review its policy in response to any changes in guidelines.

Hedging Policy

Directors, officers and employees are prohibited from hedging securities of the Company that they beneficially own, directly or indirectly, or exercise control or direction over, including trading in publicly-traded options, puts, calls or other derivative instruments related to the Company’s securities.

Elements of Executive Compensation

Goldcorp’s strategy is to provide a competitive total compensation package. Each element of this package is developed utilizing market data and ensures that Goldcorp attracts and retains experienced talented senior professionals with a view to mitigating risks to the Company. These elements represent standard offerings within senior gold producing companies.

Guided by the Company’s executive compensation principles and policies, the Compensation Committee used the elements set out in the table below in its executive compensation program for the year ended December 31, 2011.

Elements of Compensation

Element	Description	Performance Period	Form of Compensation	Reference

Fixed

Base Salary	Base salaries form an essential element of the Company’s compensation mix as they are the base measure to compare and remain competitive relative to peer companies. Base salaries are used as the base to determine other elements of compensation and benefits.	1 year	Cash	See page 61.

Variable

Annual Performance- Based Cash Incentives	Annual performance-based cash incentives (i.e. bonuses) are designed to reward the Company’s executive officers for maximizing the overall annual performance of the Company. These bonuses capture quantitative and qualitative assessments of performance.	1 year	Cash	See page 62.

Long-term Incentives	Performance Share Units (PSUs) are based on specific performance criteria designed to align the interests of Executive Management with the interests of the Company’s shareholders.	3 years	Cash	See page 68.

	Stock options are intended to reward the Executive Management for its success in achieving sustained, long-term profitability and increases in stock value.	5 years	Options	See page 71.

	Share-based awards (RSUs) are intended to promote ownership of the shares of the Company by and serve to align the interests of Executive Management with the interests of the Company’s shareholders.	3 years	RSUs	See page 75.

Other

Retirement Benefits	The Group RRSP program for Canadian corporate employees and the 401(k) program for United States corporate employees allow employees to contribute amounts to their retirement savings plans which are matched by Goldcorp, up to certain limits and subject to the annual limitations established each year by the Canada Revenue Agency and the United States Internal Revenue Service. Participation in the plans is voluntary.	1 year	Cash	See page 78.

	The SERP is designed to supplement registered retirement savings plan (“RRSP”) arrangements because the Income Tax Act (Canada) (the “Tax Act”) restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The purpose of the SERP is to recognize value or contribution to the Company and to provide an important element of retention by encouraging executives to remain with the Company. Participation in this plan is voluntary and is available to the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada.	1 year	Cash	See page 79.

Other Compensation and Perquisites	The Company’s executive employee benefit program includes life, medical, dental and disability insurance. Such benefits and other perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.	—	—	—

	The employee share purchase plan is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company. Participation in this plan is voluntary and is available to all employees of Goldcorp in Canada.	—	—	See page 80.

The specific rationale for design, determination of amounts and related information regarding each of these components are outlined below for each of the NEOs included in the “Summary Compensation Table” on page 87.

Base Salary

Base salaries are fixed compensation and not subject to uncertainty or share price performance, which therefore does not encourage NEOs to focus exclusively on share price performance to the detriment of other critical business metrics.

An individual NEO’s base salary is targeted between the 50th and 75th percentile of the comparator group, depending on the Compensation Committee’s subjective assessment of the individual NEO’s experience, recent and long-term performance and expected future contribution, retention concerns and the recommendation of the Company’s President and Chief Executive Officer. However, base salaries are not capped within this range, and an individual’s salary may vary from the target based on the Compensation Committee’s subjective assessment. The President and Chief Executive Officer does not make a recommendation with respect to his own salary or any other component of his overall compensation.

The main consideration in establishing base salary for the NEOs is the evaluation of market comparables for similar positions, particularly the companies in the North American gold mining category. Individual rates generally vary according to the following factors:

(a)	the particular responsibilities related to the position;

(b)	the experience level of the executive officer; and

(c)	his overall performance.

The importance of each factor varies depending upon the facts and circumstances of the particular executive and his position.

In determining any annual increases to base salary, the Chief Executive Officer will recommend a percentage increase, based on a range of increases provided to him by management, for approval by the Compensation Committee. The Compensation Committee recommends any increase in base salary for the Chief Executive Officer to the Board for approval.

The Compensation Committee reviews NEO salaries annually as part of its overall competitive market assessment, as described above. Over the past few years, the Compensation Committee has made annual salary adjustments in April or May of each year for the 12 month period from January 1st to December 31st. Effective January 1, 2011, annual salary adjustments were completed in March 2011 to align with the determination of all other compensation awards.

For the year ended December 31, 2011, the following adjustments were made to annual salaries in accordance with the Compensation Committee’s compensation policy and considerations described above:

Name	2010 Base Salary ($) (1)	2011 Base Salary ($) (2)
Charles A. Jeannes	1,262,170	1,415,540
Lindsay A. Hall	805,847	869,546
Steve P. Reid	805,847	909,990
Timo S. Jauristo	439,103 (3)	520,717
David L. Deisley	341,275 (4)	454,995

(1)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = US$0.9709 for the year ended December 31, 2010.
(2)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = US$1.0111 for the year ended December 31, 2011.
(3)	Mr. Jauristo was promoted to Executive Vice President on July 15, 2010 and received a salary increase to C$496,800. Amount shown represents the actual salary received for the year ended December 31, 2010 in United States dollars.
(4)	Mr. Deisley was promoted to Executive Vice President on July 15, 2010 and received a salary increase to C$393,875. Amount shown represents the actual salary received for the year ended December 31, 2010 in United States dollars.

On February 15, 2012, the Compensation Committee approved the following increases to the annual salaries for the current financial year in accordance with the Compensation Committee’s compensation policy and considerations described above:

Name	2012 Base Salary ($) (1)	Percentage Increase (2)
Charles A. Jeannes	1,461,096	4%
Lindsay A. Hall	880,070	2%
Steve P. Reid	939,276	4%
Timo S. Jauristo	592,065	14%
David L. Deisley	632,205	40%

(1)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = US$1.0035, the noon exchange rate on February 15, 2012, being the date the base salaries were determined for 2012.
(2)	Percentages are based on the increase to the base salary calculated in Canadian dollars, as approved by the Compensation Committee on February 15, 2012, and may not reflect the increase in base salary shown in United States dollars in the table above due to the year to year exchange rate fluctuations.

Base salaries provide NEOs with compensation that is not “at risk”. The Compensation Committee is satisfied that the Company’s current executive compensation policy and level of compensation with respect to base salary reflect competitive market practices and satisfies the goal of attracting, retaining and inspiring key talent.

Annual Performance-Based Cash Incentives

Bonuses are a variable element of the total compensation package. This element of total compensation is developed based on market data and ensures Goldcorp remains competitive within its industry. An individual NEO’s bonus for the year ended December 31, 2011 is targeted between the 50th and 75th percentile of the comparator group. Each NEO has a target and specific objectives that they work towards each year, as described below. Two factors are considered when determining bonuses for NEOs. The first is the corporate performance against a specific set of performance criteria and the second is the individual performance of each NEO. Bonuses are then awarded and calculated based on reaching the corporate targets and individual performance objectives.

Annual performance-based cash incentive awards to Executive Management are recommended by the Chief Executive Officer of the Company and considered by the Compensation Committee and/or the Board. The awarding of bonuses is a matter that is subject to review and recommendation by the Compensation Committee and to review and approval by the Board. All awards, other than the Chief Executive Officer’s, are based on the recommendation of the Chief Executive Officer and are at the discretion of the Compensation Committee and the Board. The Chief Executive Officer does not make a recommendation to the Compensation Committee and the Board with respect to his own annual performance-based cash incentive award. The annual performance-based cash incentive award for the Chief Executive Officer is based on the recommendation of the Compensation Committee.

For the year ended December 31, 2011, the Chief Executive Officer determined whether each NEO, other than the Chief Executive Officer, achieved his objectives and the value he has added to the Company. Although the Chief Executive Officer and the Compensation Committee have discretion to award bonuses regardless of whether goals are met or not, for the year ended December 31, 2011, all individual and Company goals were met, and there was no exercise of discretion.

Bonus payments are awarded to executive officers, after taking into account corporate performance and individual performance as follows:

Name	Target (% of Base Salary)	Corporate Performance	Individual Performance
Charles A. Jeannes	95%	80%	20%
Lindsay A. Hall	70%	70%	30%
Steve P. Reid	70%	70%	30%
Timo S. Jauristo	70%	70%	30%
David L. Deisley	70%	70%	30%

Goldcorp’s short-term incentive program is based on objectively defined criteria and the individual performance component of the bonus is capped at two times the target where individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

Short-term incentives (at target) generally represent 7% to 13% of the NEOs total direct compensation and is weighted between individual and corporate performance. The targets are based on realistic performance expectations within acceptable risk parameters, which allows this element of compensation to achieve an appropriate balance between the achievement of annual objectives and long-term value creation. Actual performance is measured against targets with a full qualitative assessment of how the results were achieved, as discussed below. The Compensation Committee is satisfied that the Company’s current executive compensation policies, programs and levels of compensation with respect to the annual performance-based cash incentives are aligned with the Company’s performance and reflect competitive market practices. The Compensation Committee is confident that these policies and programs do not encourage imprudent risk taking while allowing the Company to attract, retain and motivate talented executives to add shareholder value.

Corporate Performance

Corporate performance is determined as a percentage, weighted by:

•	60% Objective Performance Measures:

•	20% Production

•	20% Operating costs

•	10% Reserve replacement

•	10% Relative total shareholder return (three year trailing compound average annual return relative to Global Gold Index)

•	20% Specific Annual Objectives:

•	Enhance people and organizational improvements to accommodate new project focus

•	Enhance development of college recruitment and internship programs for minerals professionals

•	Continue portfolio enhancement including resolution of El Morro ownership

•	Cochenour—Advance HST drift to 40% by year-end

•	Musselwhite—Confirm shaft economics and complete pre-collar construction

•	Eleonore—Receive permit, commence construction & complete sinking of exploration shaft

•	Peñasquito—Complete ramp up to designed throughput by June 30

•	Camino Rojo—Advance exploration and complete pre-feasibility study

•	Marlin—Complete open pit mining and filter plant construction

•	El Morro—Receive permit and commence construction

•	Cerro Negro—Publish new resource, complete updated feasibility and commence construction

•	20% Strategic Initiatives:

•	General assessment of management success in advancing the Company’s strategy and values including

•	Corporate social responsibility—environment, health, safety and sustainability

•	Government Affairs

•	Financing and liquidity

•	Business development

The following table outlines the target performance measures for 2011 versus the actual performance attained by the Company during 2011. The corporate performance attained is compared to the target performance for each measure and then converted into a performance factor based on whether the target performance was met or not. The specific annual objectives and strategic initiatives are evaluated and assessed by the Chief Executive Officer and are provided a performance factor based on the Chief Executive Officer’s assessment of performance. The performance factors are then used to calculate NEO bonuses based on the weighting for each measure. All recommendations of the Chief Executive Officer are subject to approval by the Compensation Committee and the Board.

		2011 Performance Range
Performance Measures	Weighting	Below Threshold (0%)	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Performance	Performance Factor	Weighted Result
Objective Performance Measures
Production (million ounces)	20%	< 2.263	2.389	2.515	2.640	2.380	46%	9%
Operating Costs ($ million)	20%	> 1,920	1,833	1,746	1,658	1,782	79%	16%
Reserve Replacement (million ounces)	10%	< 57.057	57.057	60.060	66.066	64.720	178%	18%
Total Shareholder Return (1)	10%	< 10.6%	10.6%	15.6%	25.6%	15.7%	101%	10%
Specific Annual Objectives	20%	Chief Executive Officer Assessment					135%	27%
Strategic Initiatives	20%	Chief Executive Officer Assessment					168%	34%
						Total Corporate Score		114%

(1)	Threshold, target and maximum are set at five percentage points below, equal to, and ten percentage points above the Global Gold Index, respectively.

The objective performance goals are based on fiscal year end results of the Company. Total shareholder return is calculated by management’s independent compensation consultant, Towers Watson. Specific annual objectives and strategic initiatives performance is determined through discussions of the President and Chief Executive Officer with the Compensation Committee.

Objective Performance Measures

The Compensation Committee approves specific objective performance measures such as production, operating costs, reserve replacement and relative share performance and uses a formula to measure the achievement of these objectives. These measures receive a 60% weighting in determining corporate performance. Operating costs include all fixed costs, however, variable costs such as foreign exchange and interest rates, which are outside of management control, are not included.

The total shareholder return comprises 10% of the corporate target for the annual bonus plan and is based on the trailing three year average annualized total shareholder return (2009 to 2011). The annual total shareholder return of the Common Shares is compared against the annual index return of the S&P/TSX Global Gold Index.

The annual bonus plan uses the following measurements:

•	If the Goldcorp return is more than five percentage points below the index then the score is 0;

•	If the Goldcorp return is at five percentage points of the index then it results in a score of 50%;

•	If the Goldcorp return matches the index then the score is 100%; and

•	If the Goldcorp return is ten percentage points or higher above the index then the payout is 200%.

The results are interpolated between the points and the multiplier is capped at 100% if Goldcorp’s total shareholder return for the period is negative.

Overall Score—Corporate Objectives

The overall corporate score, including objective performance measures, specific annual objectives and strategic initiatives was 114%, which score was then used to calculate the corporate performance portion of the bonuses paid to each NEO for the year ended December 31, 2011.

Specific Annual Objectives and Strategic Initiatives

Achievement of specific annual objectives and strategic initiatives are also determined by the Compensation Committee. These are measured using a more subjective approach and some management discretion, subject to Compensation Committee approval, is used to measure achievement of these objectives. These objectives receive the remaining 40% weighting to determine overall corporate performance. In evaluating performance, the Compensation Committee considers factors over which the Executive Management can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, improving safety, environmental and sustainability performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

Overall Score—Specific Annual Objective and Strategic Initiaves

For the specific annual objectives and strategic initiatives, the Chief Executive Officer recommended, and the Compensation Committee agreed, that for the year ended December 31, 2011, the performance of the annual objectives was very strong, with Executive Management performing exceptionally well to satisfy these subjective measures. Most objectives and initiatives were met, and many were exceeded. The Chief Executive Officer recommended, and the Compensation Committee approved, a performance factor of 135% and 168%, respectively.

Individual Performance

As provided above, each Named Executive Officer’s bonus is comprised of an element of individual performance in addition to the corporate performance score determined as described above. Highlights of the individual performance for the Named Executive Officers are as follows:

Charles A. Jeannes – President and Chief Executive Officer

Mr. Jeannes’ performance highlights included leading the organization to record revenues, operating cash flows and adjusted earnings for 2011; successful advancement of the Company’s several active development projects; significant growth in proven and probable mineral reserves; and substantial advancement of the Company’s corporate social responsibility and governmental affairs efforts to create active and meaningful stakeholder partnerships. Mr. Jeannes also enhanced the Company’s management team during the year, led strategic planning discussions and decision-making with the Board and effectively represented the Company in relations with employees, investors, the financial community, government and media.

Lindsay A. Hall – Executive Vice President and Chief Financial Officer

Mr. Hall’s performance highlights included working within the executive leadership team (the “Executive Leadership Team”) on all critical aspects of the Company’s business and strategic planning; maintaining the Company’s strong financial position and liquidity; leading management’s reporting to and interaction with the Audit Committee of the Board; managing the Company’s relationships with banking partners and rating agencies including the successful renewal and enhancement of the Company’s $2 billion credit facility; managing growing finance, accounting, treasury, insurance and information technology functions commensurate with the physical and geographical expansion of the Company’s business; leading an enhanced Enterprise Risk Management process among management and with the Board; and assisting with investor relations meetings and conferences.

Steve P. Reid – Executive Vice President and Chief Operating Officer

Mr. Reid’s performance highlights included working within the Executive Leadership Team on all critical aspects of the Company’s business and strategic planning; meeting or exceeding forecasts for production and operating costs at the Company’s ten operating mines; and leading a very successful year for the Company’s project development teams. These efforts included: the successful completion of the first year of commercial production at the Peñasquito mine; advancement of the construction and development of the Éléonore and Cochenour projects; leading the Company’s review of progress at the Pueblo Viejo project; guiding the commencement of construction and development activities at the Cerro Negro project; and building the team and commencing development activities for the El Morro project. Mr. Reid also effectively managed a successful planning and budgeting process for the mines and projects, enhanced training and other investments in people throughout the operations group, continued to lead improved safety and environmental performance at the mines and projects and assisted with investor relations meetings and conferences.

Timo S. Jauristo – Executive Vice President, Corporate Development

Mr. Jauristo’s performance highlights included working within the Executive Leadership Team on all critical aspects of the Company’s business and strategic planning and leading the Company’s business development activities during the year including the integration of the Cerro Negro acquisition completed at the end of 2010. While no major acquisitions or dispositions were completed during the year, Mr. Jauristo led the review of a variety of other acquisition opportunities and worked closely with the exploration group on the assessment of various early stage exploration and development projects.

David L. Deisley – Executive Vice President, Corporate Affairs and General Counsel

Mr. Deisley’s performance highlights included working within the Executive Leadership Team on all critical aspects of the Company’s business and strategic planning; leading the Company’s corporate and regional legal teams and affairs, including adding legal staff required for the Company’s new growth projects; enhancing and leading the Company’s corporate social responsibility efforts including working with the Inter American Commission on Human Rights with respect to its Precautionary Measures regarding the Marlin mine in Guatemala and obtaining a reversal of such measures near the end of 2011; developing and instituting enhanced corporate policies with respect to human rights and corporate social responsibility and working closely with a variety of stakeholders including socially responsible investors interested in the Company’s corporate social responsibility efforts. Mr. Deisley also enhanced the Company’s government relations team and effectively managed relations with governments throughout the jurisdictions in which the Company operates.

The performance attained is compared to the target performance for each measure and then converted into an individual performance score based on whether the target performance was exceeded or not. Individual performance scores are then used to calculate NEO bonuses based on the weighted result.

Bonuses Awarded

Bonuses for the year ended December 31, 2011 were determined and awarded on February 15, 2012 on the basis described above with respect to each NEO’s performance during 2011.

Name	Actual Corporate Performance	Actual Individual Performance	Actual bonus (% of Base Salary)
Charles A. Jeannes	91%	30%	115%
Lindsay A. Hall	80%	45%	88%
Steve P. Reid	80%	45%	88%
Timo S. Jauristo	80%	45%	88%
David L. Deisley	80%	60%	98%

The bonus amounts, as disclosed in the following table, will be reported as income for tax purposes by the respective Named Executive Officers for 2012.

Bonuses Awarded

for the Year Ended December 31, 2011

Name of Officer	Title of Officer	Bonus Amounts ($)
Charles A. Jeannes	President and Chief Executive Officer	1,633,883	(1)
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	761,214	(1)
Steve P. Reid	Executive Vice President and Chief Operating Officer	796,690	(1)
Timo S. Jauristo	Executive Vice President, Corporate Development	456,120	(1)
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	445,984	(1)

		4,093,891

(1)	These bonus amounts were paid in Canadian dollars and have been converted at the exchange rate of C$1.00 = US$1.0136, the noon exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada on February 29, 2012, the date the bonuses were paid.

Long-Term Incentives

The Company’s long-term incentive program ensures that each of the executive officers works towards increasing Goldcorp’s share performance, and, along with shareholders, benefits from the future success of the organization, while mitigating the risk of encouraging achievement of short-term benefits at the expense of long-term sustainability and shareholder value. A vesting element is included as an incentive for the executive to remain with the Company.

In order to deliver a level of compensation that recognizes the corporate performance achieved and remains competitive with market practices, compensation data for the comparator group and more specifically North American gold mining companies is analyzed on an annual basis to determine appropriate compensation for the Company’s Named Executive Officers. The Company utilizes this data to deliver the appropriate long term incentive grant levels. For the year ended December 31, 2011, when determining long-term incentive grants a specific benchmark was not used within the comparator group, however consideration was given to the total direct compensation of similar positions held at the comparator group, particularly the companies in the North American gold mining category.

During the year ended December 31, 2011, in determining the number of PSUs, stock options and RSUs to be granted under the Performance Share Plan (as defined herein), the Stock Option Plan (as defined herein) or the Restricted Share Plan (as defined herein), respectively, the Compensation Committee gave consideration to, among other things, the NEO’s current and potential contribution to the success of the Company, the seniority of the NEO, as well as the relative position of the individual within the Company.

Amendments to Long-Term Incentive Program

After an extensive market review, Goldcorp amended this methodology to one where the value of the long-term incentive grant will be a multiple of base salary based on the level of the position in the organization. In line with market practice, Goldcorp will be moving towards a different mix, with more emphasis being placed on RSUs and PSUs than stock options.

Effective January 1, 2012, for awards to be granted during the year ending December 31, 2012, Goldcorp amended its compensation program and now targets to award the Chief Executive Officer and each NEO a set multiple of their annual base salary in the form of equity compensation which is variable and “at-risk”. Within this target, one-third is to be provided in the form of PSUs, one-third is to be provided in the form of stock options and one-third is to be provided in the form of RSUs. Such awards are contingent upon future performance which, if not achieved, will reduce or negate the actual value of these awards. Long-term incentives for NEOs granted on February 28, 2012 were determined using a multiple of base salary as follows:

Name of Officer	2012 Base Salary (1)	Multiplier
Charles A. Jeannes	1,461,096	4
Lindsay A. Hall	880,070	3
Steve P. Reid	939,276	3
Timo S. Jauristo	592,065	3
David L. Deisley	632,205	3

(1)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = US$1.0035, the noon exchange rate on February 15, 2012, being the date the base salaries were determined for 2012.

For the year ending December 31, 2012, the number of long-term incentives granted to NEOs on February 28, 2012, using the multiple of base salary set out above, are as follows:

Name of Officer	Number of RSUs (1)(2)	Number of Options (1)(3)	Number of PSUs (1)(4)
Charles A. Jeannes	39,847	162,319	49,098
Lindsay A. Hall	18,001	73,328	22,180
Steve P. Reid	19,212	78,261	23,672
Timo S. Jauristo	12,110	49,331	14,922
David L. Deisley	12,931	52,676	15,933

(1)	The value of these long-term incentive awards will form part of 2012 compensation and will be calculated as part of compensation for the year ending December 31, 2012. The value of these awards is not included in the Summary Compensation Table for the year ended December 31, 2011.
(2)	These RSU awards were granted on February 28, 2012 using the deemed price of C$48.72 ($48.80), being the volume weighted average price per Common Share for the five day period ending on February 27, 2012.
(3)	Exercise price of the stock options awarded were C$48.72 ($48.80), being the volume weighted average price per Common Share for the five day period ending on February 27, 2012.
(4)	These PSU awards were granted on February 28, 2012. The determination of the number of units awarded was based on the fair value at market close on the preceding date.

In addition, effective January 1, 2012, the Chief Executive Officer has been given discretion to adjust the value of the long-term incentive awards used to determine long-term incentives in certain cases for positions critical to Goldcorp, based on foreign competitive situations, and in the case of exceptional performances. The exercise of discretion remains subject to approval by the Compensation Committee.

Performance Share Units (PSUs)

On July 28, 2010, the Company established a performance share unit plan (the “Performance Share Plan”) whereby PSUs will be issued to eligible executives as determined by the Board or the Compensation Committee as directed by the Board. On achievement of the performance-based criteria, being the total shareholder return, PSUs issued under the Performance Share Plan entitle the holder to a cash payment at the end of a three-year performance period equal to the target settlement set out below. The final number of PSUs that vest at the end of the three-year performance period may vary from 0% to 200% of the initial grant based on achievement of the performance objectives.

Criteria	Multiplier (1)
Three Year Compound Average Annual Total Shareholder Return is:
Greater than five percentage points below the Index Return	0%
Five percentage points below the Index Return	50%
Equal to the Index Return	100%
Ten percentage points above the Index Return	200%

(1)	Results are interpolated between the points and the multiplier is capped at 100% if Goldcorp’s Total Shareholder Return for the period is negative.

The total shareholder return under the Performance Share Plan is reflected as a percentage return and measures the appreciation in the Common Shares, including dividends paid during the performance period, and thereby simulates the actual investment performance of the Common Shares. Total shareholder return is then compared against the percentage increase or decrease of the S&P/TSX Global Gold Index over the same performance period. The Performance Share Plan was created in 2010 and the first three year performance cycle will end in 2013.

Purpose

The Performance Share Plan serves the following three purposes: (a) to recognize individual performance and value to the organization, (b) to ensure that the executive is retained within Goldcorp during a highly competitive market environment, and (c) to ensure that each of the executive officers works towards increasing share performance, and, along with shareholders, benefits from the future success of the organization.

Eligibility

The Performance Share Plan provides that PSUs may be granted by the Board or, if the Board so determines, the Compensation Committee, to senior management (“Eligible Executives”). From time to time the Board or the Compensation Committee will determine who is eligible to participate in the Performance Share Plan and the provisions and restrictions with respect to PSU awards in accordance with the terms of the Performance Share Plan, taking into account each Eligible Executive’s present and potential future contributions to the success of the Company. Each PSU award is evidenced by a written agreement between the Company and the Eligible Executive (the “PSU Agreement”).

The three-year performance period deters short-term focused decision-making, and there is no payout if performance is in the bottom quartile, with a cap of 200% of target for relative total shareholder return performance at the top of the peer group. The cap is in place to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

The Performance Share Plan is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key Executive Management talent in Goldcorp.

Payment

The Board or the Compensation Committee may establish performance-based criteria which, if met by the Eligible Executive or the Company, will entitle the Eligible Executive to be paid an amount in excess of or less than, as the case may be, the fair market value of one share for each PSU on the applicable deferred payment date.

Each PSU (and Distribution PSU, as defined below) awarded to an Eligible Executive for services performed during the year in which the PSU is granted entitles the Eligible Executive to receive a cash payment in an amount equal to the fair market value as at the date specified in the applicable PSU Agreement multiplied by the applicable multiplier, to be determined on the last day of the performance period or such earlier date as may be applicable in the event of the cessation of employment of an Eligible Executive prior to the end of the performance period.

Performance Period

Unless otherwise specified by the Board or the Compensation Committee, the performance period in respect of a particular PSU award is three years less 30 days from the date of grant of the applicable PSU. The Board or the Compensation Committee, in its sole discretion, may adjust the amount paid to the Eligible Executive at the end of the performance period, if the Board or the Compensation Committee determines that material unusual circumstances that occurred during the performance period affected the achievement of the performance-based criteria.

Attributes

When distributions are paid on any shares, additional PSUs will be credited to the Eligible Executive’s PSU account as of the distribution payment date. The number of additional PSUs (“Distribution PSUs”) to be credited to the participant’s PSU account will be determined by dividing the dollar amount of the distribution payable in respect of the shares underlying the PSUs and Distribution PSUs allocated to the Eligible Executive’s PSU account by the fair market value per share on the date the distribution is paid.

Payments in respect of PSUs and Distribution PSUs will be made within 30 days after the end of the performance period and, in the case of employees who have ceased to be employed by the Company, within 30 days after the date on which the Eligible Executive ceases to be so employed, provided that all payments in respect of PSUs and Distribution PSUs will be made not later than December 31st of the third calendar year following the calendar year during which the applicable PSUs were granted.

No acceleration of the performance period of any PSU was approved by the Board during the year ended December 31, 2011 or as of the date of this Management Information Circular.

Change of Control

In the event of a change of control (as defined in the Performance Share Plan), all PSUs and Distribution PSUs outstanding, other than to United States Eligible Executives, shall be immediately settled for cash, as determined by the Compensation Committee in its sole discretion, notwithstanding the performance period.

Termination, Retirement, Death or Disability

If an Eligible Executive ceases to be actively employed by the Company during the performance period because of the Eligible Executive’s termination or retirement, all PSUs and Distribution PSUs previously awarded to the Eligible Executive will be forfeited and cease to be credited to the Eligible Executive on the termination date or retirement date, as the case may be, however, the Board or the Compensation Committee has the absolute discretion to modify the grant of the PSUs to provide that the performance period will be deemed to have ended at the end of the calendar quarter immediately before the termination date or retirement date, as the case may be, and the amount payable to the Eligible Executive will be calculated as of such date.

In the event of the death or total disability of an Eligible Executive, the performance period will be deemed to have ended at the end of the calendar quarter immediately before the date of death or total disability of the Eligible Executive and the amount payable to the Eligible Executive or his or her executors, as the case may be, will be calculated as of such date.

PSU Grants

Recommendations for the grant of PSUs are made to the Compensation Committee by the President and Chief Executive Officer of the Company. The President and Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his PSUs. As indicated above, in determining the total number of PSUs awarded to each NEO during the year ended December 31, 2011, consideration was given to, among other things, the NEO’s current and potential contribution to the success of the Company as well as the relative position of the individual within the Company.

The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of PSUs every year and makes a recommendation to the Board for approval as part of the overall compensation awards. There were no changes to the Performance Share Plan during the year ended December 31, 2011 or as of the date of this Management Information Circular.

During the year ended December 31, 2011, the Board, on the recommendation of the Compensation Committee, granted to the Named Executive Officers an aggregate of 169,865 PSUs, representing approximately 0.02% of the total number of Common Shares outstanding as at December 31, 2011, as follows:

PSU Grants

During the Year Ended December 31, 2011

Name of Officer	Title of Officer	Number of PSUs	Long-Term Incentive ($) (1)
Charles A. Jeannes	President and Chief Executive Officer	62,000	3,281,040
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	29,213	1,545,952
Steve P. Reid	Executive Vice President and Chief Operating Officer	32,584	1,724,345
Timo S. Jauristo	Executive Vice President, Corporate Development	22,472	1,189,218
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	23,596	1,248,700

		169,865	8,989,255

(1)	These amounts were calculated by multiplying the number of PSUs granted by the grant date fair value of C$51.31 per PSU ($52.92). The Company used a binomial lattice model for calculating the fair value of the PSUs in the table above. The Company selected the binomial lattice model because of the performance based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used for financial reporting purposes. The performance period for each PSU expires on February 6, 2014. The key assumptions used under the binomial lattice model that were used for the 2011 PSU awards in the table above were as follows: (i) Risk-free interest rate: 3.4%, (ii) Annual dividend yield of the Company: 0.5%, (iii) Annual dividend yield of the S&P/TSX Global Gold Index: 0.6%, (iv) Historical annual volatility of the S&P/TSX Global Gold Index: 24.6%, (v) Expected stock-based compensation forfeiture rate: 9.1%, and (vi) Historical annual volatility of the Company: 44.8%.

Stock Options

The Company’s stock option plan (the “Stock Option Plan”) was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 2, 2007, May 20, 2008 and May 18, 2011. A copy of the Stock Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

Purpose

The Stock Option Plan serves the following three purposes: (a) to recognize exceptional individual and corporate performance in the previous year, (b) to ensure that the executive is retained within Goldcorp during a highly competitive market environment, and (c) to ensure that each of the executive officers works towards increasing share performance, and, along with shareholders, benefits from the future success of the organization.

The Stock Option Plan provides for the granting to participants of stock options to purchase Common Shares. The Stock Option Plan is designed to advance the interests of the Company by encouraging employees and officers to have equity participation in the Company through the acquisition of Common Shares. A vesting element is included as an incentive for the executive to remain with the Company.

Stock Option Plan Limits

The aggregate maximum number of Common Shares that may be reserved for issuance under the current Stock Option Plan is 46,500,000, representing approximately 5.7% of the issued and outstanding Common Shares as at December 31, 2011. As of March 12, 2012, options to purchase an aggregate of 18,580,908 Common Shares (net of cancelled options), representing approximately 2.3% of the issued and outstanding Common Shares, were outstanding under the Stock Option Plan and 13,951,015 Common Shares were issued upon exercise of options granted under the Stock Option Plan. As of March 12, 2012, this leaves options to purchase an aggregate of 13,968,077 Common Shares, representing approximately 1.7% of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of approximately 4%. Any stock options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any stock options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.

The Stock Option Plan further provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be reserved for issuance to any one person under the Stock Option Plan shall be 5% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other security based compensation arrangements of the Company. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.

Eligibility

Under the Stock Option Plan, stock options may be granted to employees and officers of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company.

Exercise Price

The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding stock options without shareholder approval. The exercise period for each stock option is not to be more than five years. Stock options are always granted subject to vesting requirements as determined by the Board at the time of grant.

Attributes

Stock options are not assignable and terminate: (i) within 30 days following the termination of an option holder’s employment without cause; (ii) immediately following the termination of an option holder’s employment with cause; and (ii) within a period of time up to 12 months following the death of an option holder, as determined by the Board, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board. In the event of a change of control which results in the termination of an option holder’s eligibility to participate in the Stock Option Plan, the Board has the authority to permit option holders to exercise their stock options prior to the original expiry date. No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option were approved by the Board during the year ended December 31, 2011 or as of the date of this Management Information Circular.

Administration

Subject to certain limitations, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Stock Option Plan, or any stock options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	relating to the exercise of stock options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions other than as provided below;

(iv)	to the change of control provisions. For greater certainty, any change made to shall not allow participants to be treated any more favourably than other holders of Common Shares with respect to the consideration that the participants would be entitled to receive for their Common Shares upon a Change of Control;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provision of any outstanding stock options as contemplated by the Stock Option Plan; and

(vii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an eligible person may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board shall not be permitted to make amendments:

(i)	in order to increase the maximum number of Common Shares which may be issued under the Stock Option Plan so as to increase the insider participation limits;

(ii)	to increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	to change the definitions of “Eligible Person” and “Permitted Assign”;

(iv)	to the transferability of stock options other than as permitted under the Stock Option Plan;

(v)	subject to the provisions of the Stock Option Plan, to the exercise price of any stock option issued under the Stock Option Plan where such amendment reduces the exercise price of such stock option (for this purpose, a cancellation or termination of an stock option of a participant prior to its expiry for the purpose of re-issuing stock options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an stock option); or

(vi)	the term of any stock option issued under the Stock Option Plan;

in each case without first having obtained the approval of a majority of the holders of the Common Shares voting at a duly called and held meeting and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Common Shares voting at a duly called and held meeting of holders of Common Shares excluding shares voted by insiders who are eligible persons.

The Stock Option Plan allows the expiry date of stock options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or within 48 hours of such blackout.

The Company has never re-priced any of the stock options it has granted under the Stock Option Plan.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.

Insider Trading

The Company’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade Common Shares within predetermined trading periods and shall not trade Common Shares if they are aware of undisclosed material information. Option holders may only exercise their stock options within these trading periods.

Stock Option Grants

Recommendations for the grant of stock options to Executive Management are made to the Compensation Committee by the President and Chief Executive Officer of the Company. The President and Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his stock options. The following factors are considered when making such recommendations: (i) the executive’s contribution and value to the Company in the previous year, (ii) the executive’s level within the Company, and (iii) the importance to the Company of retaining the executive. As indicated above, in determining the total number of stock options awarded to each NEO during the year ended December 31, 2011, consideration was given to, among other things, the NEO’s current and potential contribution to the success of the Company as well as the relative position of the individual within the Company.

The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of stock options every year and makes a recommendation to the Board for approval.

Both the Compensation Committee and the President and Chief Executive Officer look at previous grants as well as previous year’s performance when awarding stock options. The Stock Option Plan is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key Executive Management talent at Goldcorp. Stock options vest over three years and have a term of five years, reinforcing executive share ownership, alignment with shareholder interests and the goal of building and sustaining long-term value.

There were no changes to the Stock Option Plan during the year ended December 31, 2011 or as of the date of this Management Information Circular, other than on May 18, 2011 shareholders approved an amended and restated stock option plan, including an increase to the number of Common Shares reserved for issuance upon exercise of options granted thereunder.

During the year ended December 31, 2011, the Board, on the recommendation of the Compensation Committee, granted to the Named Executive Officers an aggregate of 520,000 stock options, representing approximately 0.06% of the total number of Common Shares outstanding as at December 31, 2011, at prices of C$48.16 as follows:

Stock Option Grants

During the Year Ended December 31, 2011

Name of Officer	Title of Officer	Number of Stock Options (1)	Option-Based Awards ($) (2)
Charles A. Jeannes	President and Chief Executive Officer	120,000	1,738,208
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	100,000	1,448,507
Steve P. Reid	Executive Vice President and Chief Operating Officer	100,000	1,448,507
Timo S. Jauristo	Executive Vice President, Corporate Development	100,000	1,448,507
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	100,000	1,448,507

		520,000	7,532,236

(1)	All of these stock options are exercisable at a price of C$48.16 per share and converted to United States dollars at the exchange rate of C$1.00 = US$1.0295 and vest over a three year period, one-third on March 8, 2012, one-third on March 8, 2013 and one-third on March 8, 2014. These stock options expire on March 8, 2016.
(2)	The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were as follows: (i) Risk-free interest rate: 2.0%, (ii) Expected option life: 3 years, (iii) Expected volatility: 42.7%, and (iv) Dividend yield: <1%.

The table below shows the percentage of shares outstanding comprised by the stock options granted in 2011:

Maximum initial share reserve	46,500,000
Total issued and outstanding shares at March 12, 2012	810,256,470
Total shares that may be issued under outstanding options/total shares issued and outstanding	2.3%
2011 Burn rate (The burn rate is the number of options issued in 2011 (5,992,260), expressed as a percentage of the 809,941,169 Common Shares that were issued and outstanding as at December 31, 2011.)	0.74%

Share-Based Awards (RSUs)

The restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 20, 2008. A copy of the Restricted Share Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

At the Meeting, shareholders will be asked to consider approving an amendment to the Restricted Share Plan to increase the number of Common Shares reserved for issuance upon exercise of RSUs granted thereunder. See “Particulars of Matters to be Acted Upon – Amendment to the Restricted Share Plan” for further details. The following disclosure is with respect to the Restricted Share Plan as it exists on the date hereof. The amendment to the Restricted Share Plan to be confirmed at the Meeting does not impact any of the other terms of the Restricted Share Plan, other than the number of Common Shares reserved for issuance upon exercise of RSUs.

Purpose

The Restricted Share Plan serves the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to ensure that each of the executive officers works towards increasing share price, and, along with shareholders, benefits from the future success of the organization. A vesting element is included as an incentive for the executive to remain with the Company.

The Restricted Share Plan provides that share-based awards in the form of RSUs may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to the Company. Each RSU entitles the holder to one Common Share at the end of a restricted period as determined by the Board (the “Restricted Period”).

The current intention of the Company is to use the Restricted Share Plan for grants of RSUs to officers as a discretionary payment in consideration of past services to the Company and to the non-executive directors of the Company as part of their annual retainer at the rate of 3,500 RSUs per director each year. Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.

Restricted Share Plan Limits

An aggregate of 4,190,276 Common Shares have been reserved for issuance under the Restricted Share Plan, representing less than one percent of the issued and outstanding Common Shares. As of March 12, 2012, RSUs entitling holders to an aggregate of 1,732,059 Common Shares, representing 0.2% of the issued and outstanding Common Shares, were outstanding under the Restricted Share Plan and 1,367,869 Common Shares have been issued upon expiry of restricted periods attached to outstanding RSUs granted under the Restricted Share Plan. This leaves 1,090,348 Common Shares, representing approximately 0.1% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan. This reflects a total dilution rate of 0.3%.

See “Particulars of Matters to be Acted Upon – Amendment to the Restricted Share Plan” for details on the increase to the number of Common Shares reserved for issuance upon exercise of RSUs to be approved by shareholders at the Meeting.

Eligibility

The Restricted Share Plan provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable RSU.

Exercise Price

The Board establishes the deemed exercise price of an RSU at the time it is granted and the deemed exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the RSU is granted. Other than for directors, RSUs are always granted subject to vesting requirements.

Attributes

Each RSU entitles the holder to one Common Share at the end of a restricted period as determined by the Board (the “Restricted Period”). Generally, RSUs are granted subject to restricted periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. RSUs granted to non-executive directors vest immediately on the date of grant. No acceleration of the restricted periods of any RSU was approved by the Board during the year ended December 31, 2011 or as of the date of this Management Information Circular.

In the event of a participant’s retirement or termination during a Restricted Period, any RSUs automatically terminate, unless otherwise determined by the Board. In the event of the retirement or termination after the expiry of the Restricted Period, any RSUs will be immediately exercised without any further action by the participant and the Company will issue Common Shares and any dividends declared but unpaid to the participant. In the event of death or disability of a participant, such participant’s RSUs will be immediately exercised and issued. Common Shares are issued net of withholding taxes.

If a participant holds RSUs that are subject to a Restricted Period, the Board will have the discretion to pay the participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold RSUs that are no longer subject to a Restricted Period.

In the event of a change of control of the Company, all RSUs will be immediately exercised notwithstanding the Restricted Period.

Administration

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Restricted Share Plan: (a) amending typographical, clerical and grammatical errors, (b) reflecting changes to applicable securities laws, and (c) ensuring that the RSUs granted under the Restricted Share Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Plan are warranted. The Compensation Committee also reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.

RSU Grants

Recommendations for the grant of RSUs to Executive Management are made to the Compensation Committee by the President and Chief Executive Officer of the Company. The President and Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his RSUs. The following factors are considered when making such recommendations: (i) the executive’s contribution and value to the Company in the previous year, (ii) the executive’s level within the Company, and (iii) the importance to the Company of retaining the executive. As indicated above, in determining the total number of RSUs awarded to each NEO during the year ended December 31, 2011, consideration was given to, among other things, the NEO’s current and potential contribution to the success of the Company as well as the relative position of the individual within the Company.

Both the Compensation Committee and the President and Chief Executive Officer look at previous grants as well as previous year’s performance when awarding RSUs. The RSU program is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key Executive Management talent in Goldcorp. Like stock options, RSUs reinforce the alignment of executive interests with those of shareholders and mitigate against short-term risk-taking at the expense of long-term shareholder value.

The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of RSUs every year and makes a recommendation to the Board for approval.

There were no changes to the Restricted Share Plan during the year ended December 31, 2011 or as of the date of this Management Information Circular, other than as set out below under the heading “Amendment to the Restricted Share Plan”.

During the year ended December 31, 2011, the Board, on the recommendation of the Compensation Committee, granted to the Named Executive Officers an aggregate of 151,000 RSUs, representing approximately 0.02% of the total number of Common Shares outstanding as at December 31, 2011, at a deemed price of C$48.16 as follows:

RSU Grants

During the Year Ended December 31, 2011

Name of Officer	Title of Officer	Number of Share-Based Awards (RSUs) (1)	Share-Based Awards ($) (2)
Charles A. Jeannes	President and Chief Executive Officer	55,000	2,726,940
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	26,000	1,289,099
Steve P. Reid	Executive Vice President and Chief Operating Officer	29,000	1,437,841
Timo S. Jauristo	Executive Vice President, Corporate Development	20,000	991,614
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	21,000	1,041,195

		151,000	7,486,689

(1)	All of these RSUs were issued at a deemed price of C$48.16 per share with the restricted periods expiring as to one-third on March 8, 2012, as to one-third on March 8, 2013 and as to one-third on March 8, 2014.
(2)	These amounts were calculated by multiplying the number of RSUs by the deemed price of C$48.16, and converted to United States dollars at the exchange rate of C$1.00 = US$1.0295. This is consistent with the accounting values used in the Company’s financial statements.

The table below shows the percentage of shares outstanding comprised by the RSUs granted in 2011:

Maximum initial share reserve	4,190,276
Total issued and outstanding shares at March 12, 2012	810,256,470
Total shares that may be issued under outstanding RSUs/total shares issued and outstanding	0.2%
2011 Burn rate (The burn rate is the number of RSUs issued in 2011 (451,000), expressed as a percentage of the 809,941,169 Common Shares that were issued and outstanding as at December 31, 2011.)	<0.1%

Amendment to the Restricted Share Plan

At the Meeting, shareholders will be asked to consider approving an amendment to the Restricted Share Plan to increase to the number of Common Shares reserved for issuance upon exercise of RSUs granted thereunder. See “Particulars of Matters to be Acted Upon – Amendment to the Restricted Share Plan” for further details.

Retirement Benefits

Group RRSP/401(k) Program

Group RRSP for Canadian Corporate Employees

Goldcorp sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. Goldcorp then matches the employee contribution up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2011, the limitation on the Company’s matching contributions was C$11,225 per participating employee.

401(k) Program for United States Corporate Employees

Goldcorp USA, Inc., a wholly-owned subsidiary of Goldcorp, sponsors a voluntary 401(k) program for United States corporate employees. Goldcorp makes an employer non-elective contribution in the amount of 3% of earnings for all participants. In addition, participating employees may choose to contribute a percentage of earnings to a maximum amount based on the annual limitation set each year by the United States Internal Revenue Service. In 2011, the limitation for employee contributions was $16,500 for individuals under the age of 50 or $22,000 for individuals aged 50 and older. Goldcorp matches the employee contributions up to 5% of earnings. The United States Internal Revenue Service sets an annual limit on employee earnings that can be considered under the 401(k) program. In 2011, the annual employee earnings limit was $245,000.

Supplemental Executive Retirement Plan

In 2007, the Compensation Committee reviewed and considered recommendations from Mercer regarding the implementation of a defined contribution SERP for Executive Management in Canada. Supplemental executive retirement plans are designed to supplement RRSP arrangements because the Tax Act restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP account. The Company feels that the Tax Act contribution restrictions (C$22,450 per year in 2011) can severely restrict the ability of an executive to save for retirement.

To recognize that retirement plans form an important part of an executive’s compensation package, following this review and consideration, the Compensation Committee approved the implementation of the SERP for the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada, effective January 1, 2007. The SERP was developed for those executives who work in Canada who are subject to the limitation imposed by the Tax Act on annual RRSP contributions in Canada. A number of organizations provide similar plans to their senior executives. The SERP is an effective retention tool in that it has a five year vesting period and it is seen by executives as a valuable benefit.

Following a plan design review, the SERP was amended effective January 1, 2010 to include bonuses for purposes of calculating SERP contributions and to set contributions for all participants at 15%.

Under the SERP, the Company will provide annual contributions of 15% of base salary and bonus to the President and Chief Executive Officer and the Executive Vice Presidents (Messrs. Jeannes, Hall, Reid, Jauristo and Deisley) and other designated executive officers of the Company in Canada minus the Company contributions to their respective RRSP accounts.

The contributions under the SERP will be accumulated with interest based on bond returns and will be payable to the executives upon retirement, death or termination from the Company. Payment at retirement or voluntary termination is allowed only following the vesting period which requires the completion of five years of participation in the plan. The account balances under the SERP are funded through retirement compensation arrangements, which are trust vehicles subject to certain Tax Act provisions, held by Royal Trust Corporation. The SERP program is funded on an annual basis.

The participants in the SERP are immediately vested after five years in the plan and there is no normal retirement age outlined in the plan. The executive has access to the funds after five years in the SERP in the event that they leave Goldcorp. Goldcorp views the SERP as a key component in terms of retention.

All of the NEOs were SERP members during the year ended December 31, 2011. During the year ended December 31, 2011, the Company contributed the following amounts to the SERP on behalf of the NEOs, with respect to the year ended December 31, 2010.

SERP Contributions

During the Year Ended December 31, 2011

Name of Officer	Title of Officer	SERP Contributions ($) (1)(2)
Charles A. Jeannes	President and Chief Executive Officer	459,039
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	239,883
Steve P. Reid	Executive Vice President and Chief Operating Officer	239,883
Timo S. Jauristo	Executive Vice President, Corporate Development	74,397
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	70,750

		1,083,952

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.0111.
(2)	Employer contributions with respect to the year ended December 31, 2011 will be made by the Company during the year ending December 31, 2012.

For further details regarding the terms of the SERP, see “Retirement Plan Benefits” below.

Retirement Plan Benefits

In addition to the Group RRSP/401(k) programs, the Company sponsors the SERP, which is considered to be a defined contribution plan for the purposes of this Management Information Circular, for the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company. See “Retirement Benefits” on page 78. The following table provides information regarding the retirement benefits accumulated on behalf of each NEO under the SERP for the year ended December 31, 2011.

Accumulated Pension Benefits under the SERP

Name	Accumulated value at start of year ($) (1)	Compensatory ($) (1)(2)	Non-Compensatory ($) (1)(2)	Accumulated value at year end ($) (1)
Charles A. Jeannes	974,952	504,311	113,356	1,592,620
Lindsay A. Hall	660,101	237,381	72,028	969,509
Steve P. Reid	660,101	250,273	72,612	982,985
Timo S. Jauristo	89,679	140,315	14,688	244,682
David L. Deisley	134,090	119,082	17,846	271,018

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.0111.
(2)	Employer contributions with respect to the year ended December 31, 2011 will be made by the Company during the year ending December 31, 2012.

The contributions made by the Company on behalf of the respective Named Executive Officers to the Group RRSP program during the year ended December 31, 2011 are disclosed under the column entitled “All Other Compensation” in the Summary Compensation Table at page 87. These are personal accounts and related information is not available to the Company.

Other Compensation/Perquisites

During the year ended December 31, 2011, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Employee Share Purchase Plan

In July 2007, the Company implemented an employee share purchase plan (the “ESPP”) for all of the Company’s Canadian operations and corporate employees, including the Named Executive Officers, to encourage employees to accumulate savings through ownership of Common Shares. The ESPP is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company, thereby aligning employee interests with those of the Company’s shareholders.

Participation in the ESPP is voluntary and employees can elect to contribute up to 6% of their earnings which are matched 50% by the Company and Common Shares are purchased in the open market on or about the 15th day of each month. Employees have the right to vote any Common Shares that are owned under the ESPP.

During the year ended December 31, 2011, the Company contributed the following amounts to the ESPP on behalf of the NEOs for the purchase of Common Shares under the ESPP.

Employee Share Purchase Plan

Name of Officer	Title of Officer	Common Shares Purchased (1)	Amount Contributed by Company (C$)
Charles A. Jeannes	President and Chief Executive Officer	2,690	42,000
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	1,633	25,800
Steve P. Reid	Executive Vice President and Chief Operating Officer	1,736	27,000
Timo S. Jauristo	Executive Vice President, Corporate Development	979	15,450
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	631	11,531

		7,669	121,781

(1)	Total Common Shares purchased based on employee and Company contributions.

Corporate Aircraft

The Company makes use of a variety of owned and leased aircraft, the use of which is governed by an aviation policy, amended effective January 1, 2009. The policy provides that company aircraft may be used only in the conduct of official business of the Company. When the corporate aircraft make flights in the conduct of company business, executive officers while not on official company business as well as other passengers who are not employees of the Company may occupy seats only if approved by the Company’s Chief Executive Officer. When an executive officer or guest uses the corporate aircraft for other than official company business this is considered a perquisite of employment for the executive officer and is considered a taxable benefit. During the year ended December 31, 2011, the corporate aircraft was not used for any non-company business purpose. Once a year the Chair of the Audit Committee reviews the corporate aircraft annual usage records and reports to the Board.

Executive Share Ownership Requirements

Effective January 1, 2009, the Board revised its policy regarding executive share ownership such that the Chief Executive Officer of the Company must hold that number of Common Shares with a value of at least four times his base salary and each of the other NEOs must hold that number of Common Shares with a value of at least two times his base salary. This requirement is to be attained within three years of becoming the Chief Executive Officer or a NEO and must be maintained throughout their tenure as the Chief Executive Officer or a NEO. Once the Chief Executive Officer and NEOs have achieved the minimum share ownership, if the share ownership of the individual falls below the minimum market value, including, but not limited to, when a decrease in the price of the Company’s Common Shares occurs, such individual will have 18 months to again become compliant with the share ownership policy.

The calculations are made as at December 31st of each year. As 2010 was the first year that Messrs. Jauristo and Deisley were NEOs, they will each have until 2013 to achieve the minimum share ownership requirement under this policy. See the table below entitled “Named Executive Officer Share Ownership Requirements and Actual Share Ownership at December 31, 2011”.

Goldcorp’s share ownership requirements are designed to align the interests of Goldcorp’s executives with shareholders. During 2011, the substantial share ownership requirements for the Chief Executive Officer and the NEOs ensured that they experienced a similar impact on the value of their personal holdings of Common Shares to that of other shareholders.

The following table provides information regarding the year-over-year change in shareholdings for each NEO for the years ended December 31, 2011 and 2010.

Named Executive Officer Share Ownership Requirements and Actual Share Ownership at December 31, 2011

Name and Position of NEO	Year Became NEO	Year	Number of Common Shares Held	Number of RSUs Subject to Vesting	Amount at Risk (Total Market Value of Common Shares and RSUs) ($) (1)	Amount at Risk as a Multiple of Base Salary		Shareholding Requirements ($)	Shareholding Requirements Met		Date at which NEO Shareholding Requirements Is/Was to Be Met
						Based on Common Shares	Based on Total
Charles A. Jeannes		2011	338,187	96,666	19,877,927	10.9	14.0	5,662,160	Yes
President and Chief Executive Officer	2006	2010	280,310	83,332	16,198,394	9.9	12.8	5,048,680	Yes		2009
		Change	+57,877	+13,334	3,679,533	1.0	+1.2	613,480	—
Lindsay A. Hall		2011	93,187	56,000	6,819,611	4.9	7.8	1,739,092	Yes
Executive Vice President and Chief Financial	2006	2010	91,554	52,500	6,416,870	5.1	8.0	1,611,694	Yes		2009
Officer		Change	+1,633	+3,500	402,741	(0.2)	(0.2)	127,398	—
Steve P. Reid		2011	72,807	60,666	6,101,295	3.7	6.7	1,819,980	Yes
Executive Vice President and Chief Operating	2006	2010	111,071	55,000	7,397,615	6.1	9.2	1,611,694	Yes		2009
Officer		Change	(38,264)	+5,666	(1,296,320)	(2.5)	(2.5)	208,286	—
Timo S. Jauristo		2011	11,201	38,333	2,264,290	1.0	4.3	1,041,433	N/A	(2)
Executive Vice President, Corporate Development	2010	2010	3,666	30,000	1,499,648	0.4	3.4	878,206	N/A	(2)	2013
		Change	+7,535	+8,333	764,642	0.6	0.9	163,227	—
David L. Deisley		2011	27,297	39,333	3,045,779	2.7	6.7	909,990	Yes	(2)
Executive Vice President, Corporate Affairs and	2010	2010	20,750	35,000	2,483,378	2.7	7.3	682,550	Yes	(2)	2010
General Counsel		Change	+6,547	+4,333	562,402	Nil	(0.6)	227,440	—

(1)	Calculated using the closing prices of the Common Shares on the TSX on December 30, 2011 and December 31, 2010 of C$45.21 and C$45.88 respectively, and converted to United States dollars at the exchange rate of C$1.00 = US$1.0111 and C$1.00 = US$0.9709 for the years ended December 31, 2011 and 2010, respectively.
(2)	NEOs have three years to meet the minimum share ownership requirement. As 2010 was the first year that Messrs. Jauristo and Deisley were considered NEOs, neither are subject to the NEO minimum share ownership requirements of the Company, and will each have until 2013 to achieve the minimum share ownership requirement under this policy. However, Mr. Deisley has already attained the minimum share ownership requirements.

Chief Executive Officer 2011 Compensation

Effective January 1, 2009, Mr. Jeannes was appointed President and Chief Executive Officer of the Company with a base salary of $1,094,500 (C$1,250,000) and a bonus for the year ended December 31, 2009 of $1,766,700 (C$1,800,000) that was paid in March 2010.

On March 11, 2010, the Board, on the recommendation of the Compensation Committee, increased Mr. Jeannes salary by 4% to $1,262,170 (C$1,300,000) retroactive to January 1, 2010. On February 24, 2011, the Board, on the recommendation of the Compensation Committee, approved a bonus for the year ended December 31, 2010 of $2,034,600 (C$2,000,000) that was paid on March 15, 2011.

On February 24, 2011, the Board, on the recommendation of the Compensation Committee, increased Mr. Jeannes’ salary by 7% to $1,415,540 (C$1,400,000) retroactive to January 1, 2011. On February 15, 2012, the Board, on the recommendation of the Compensation Committee, approved a bonus for the year ended December 31, 2011 of $1,633,883 (C$1,611,960) that was paid on February 29, 2012. See page 65 for a complete discussion on Mr. Jeannes’ performance highlights and how the bonus was determined for the year ended December 31, 2011.

On March 8, 2011, the Board, on the recommendation of the Compensation Committee, granted Mr. Jeannes (a) 120,000 stock options at a price of C$48.16 per share with vesting over a three year period, one-third on March 8, 2012, one-third on March 8, 2013 and one-third on March 8, 2014, and (b) 55,000

RSUs at a deemed price of C$48.16 per share with restricted periods expiring as to one-third on March 8, 2012, one-third on March 8, 2013 and one-third on March 8, 2014. On March 8, 2011, the Board, on the recommendation of the Compensation Committee, granted Mr. Jeannes 62,000 PSUs which will become fully vested on February 6, 2014. See “Summary Compensation Table” at page 87.

A significant portion of Mr. Jeannes’ total 2011 compensation is tied to Goldcorp’s performance relative to other gold companies. Payments under the PSU program and a component of the annual bonus plan are based on the Company’s total shareholder return relative to the Global Gold Index which includes direct gold comparators in the Company’s peer group. See “Annual Performance-Based Cash Incentives” and “Long-Term Incentives” above. See “Benchmarking” for a discussion of the Company’s peer group and an explanation of why the Company chose those companies as its peer group.

Chief Executive Officer Pay for Performance

The following graph compares the total direct compensation paid to Mr. Jeannes in Canadian dollars against the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2006 and against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2006	2007	2008	2009 (1)		2010		2011
Goldcorp Inc. (TSX)	100	102	116	126		140		138
S&P/TSX Composite Index	100	110	74	99		116		106
S&P/TSX Global Gold Index	100	96	97	105		132		115
Chief Executive Officer Total Direct Compensation	N/A	N/A	N/A	7,479	(2)	9,363	(2)	10,530	(2)

(1)	Mr. Jeannes was appointed President and Chief Executive Officer on January 1, 2009.
(2)	Total direct compensation is calculated based on (i) base salary; (ii) annual incentive; and (iii) long-term incentives.

New York Stock Exchange

The following graph compares the total direct compensation paid to Mr. Jeannes in United States dollars against the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 2006 against the cumulative total shareholder return of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

($)	2006	2007	2008	2009 (1)		2010		2011
Goldcorp (NYSE)	100	120	111	139		163		157
S&P 500 Index	100	105	67	84		97		98
Philadelphia Gold & Silver Index	100	123	89	121		165		133
Chief Executive Officer Total Direct Compensation	N/A	N/A	N/A	6,739	(2)	9,216	(2)	10,796	(2)

(1)	Mr. Jeannes was appointed President and Chief Executive Officer on January 1, 2009.
(2)	Total direct compensation is calculated based on (i) base salary; (ii) annual incentive; and (iii) long-term incentives.

Succession Planning

Goldcorp has a succession plan for its entire Executive Management team. Goldcorp also has a leadership development program to instill leadership competencies throughout Goldcorp and to prepare certain senior level employees for taking on executive positions in the future. The Chief Executive Officer prepares a succession planning report and presents it to the Board for each of his direct reports on the Executive Management team as well as other key positions in the Company. The Board is responsible for:

(a)	ensuring there is an orderly succession plan for the position of President and Chief Executive Officer;

(b)	reviewing and approving the Chief Executive Officer’s succession planning report for each of his direct reports;

(c)	ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and

(d)	ensuring that the Chief Executive Officer has a succession planning process in place for other members of senior management in key positions.

The Board makes sure there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the Board and are invited to Company functions where they can interact with the Board more informally.

Performance Graphs

Toronto Stock Exchange

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2006 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2006	2007	2008	2009	2010	2011
Goldcorp Inc. (TSX)	100	102	116	126	140	138
S&P/TSX Composite Index	100	110	74	99	116	106
S&P/TSX Global Gold Index	100	96	97	105	132	115

Since 2006, Goldcorp has experienced significant changes, specifically in 2006 with the acquisition of certain assets from another major gold producer and the acquisition of Glamis Gold Ltd. Goldcorp has provided significant value for its shareholders over the five year period, with total shareholder return increasing by approximately 38% since 2006. More notably, Goldcorp’s market capitalization has increased by approximately $13.32 billion over the five year period, representing a compound annual growth rate of approximately 9.47%. Goldcorp’s compensation to the Named Executive Officers has also increased over this period to reflect the growing business and increased complexities of the executive positions; however, the percentage increase in NEO compensation is significantly less than the increase in market capitalization. It is important to note that a significant portion of NEO compensation (at least 60%) is based on long-term incentives with the ultimate value received tied directly to Goldcorp’s share price performance.

New York Stock Exchange

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 2006 against the cumulative total shareholder return of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in $)	2006	2007	2008	2009	2010	2011
Goldcorp Inc. (NYSE)	100	120	111	139	163	157
S&P 500 Index	100	105	67	84	97	98
Philadelphia Gold & Silver Index	100	123	89	121	165	133

For a discussion regarding how the trend shown in the above performance graph compares to the trend in the Company’s compensation to executive officers over the same period, see above under “Performance Graphs—Toronto Stock Exchange”.

Summary Compensation Table

The following table provides information for the years ended December 31, 2011, 2010 and 2009 regarding compensation earned by the Named Executive Officers.

Salaries for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the years ended December 31, 2011, 2010 and 2009 at the exchange rates of C$1.00 = US$1.0111, C$1.00 = US$0.9709 and C$1.00 = US$0.8756, respectively.

Summary Compensation Table

for the Years Ended December 31, 2011, 2010 and 2009

			Share-based	Option-based	Non-equity incentive plan compensation ($)		Pension	All other
Name and principal position	Year	Salary ($)	awards ($) (1)	awards ($) (2)	Annual incentive plans (3)	Long-term incentive plans (4)	value ($) (5)	compensation ($) (6)	Total compensation ($)
Charles A. Jeannes			2,726,940	1,738,208		3,281,040
President and Chief	2011	1,415,540	(55,000 RSUs)	(120,000 options)	1,633,883	(62,000 PSUs)	515,661	134,452 (7)	11,445,724
Executive Officer	2010	1,262,170	2,160,253 (50,000 RSUs)	2,164,357 (150,000 options)	2,034,600	1,594,320 (56,000 PSUs)	451,469	68,734	9,735,903
	2009	1,094,500	2,435,481 (75,000 RSUs)	1,442,400 (150,000 options)	1,766,700	Nil	118,644	59,693	6,917,418
Lindsay A. Hall			1,289,099	1,448,507		1,545,952
Executive Vice President and Chief Financial Officer	2011	869,546	(26,000 RSUs)	(100,000 options)	761,214	(29,213 PSUs)	248,731	48,313	6,211,362
	2010	805,847	972,114 (22,500 RSUs)	1,731,486 (120,000 options)	793,494	717,444 (25,200 PSUs)	241,026	46,476	5,307,887
	2009	700,480	1,403,499 (45,000 RSUs)	1,195,200 (120,000 options)	809,738	Nil	118,644	40,801	4,268,362
Steve P. Reid			1,437,841	1,448,507		1,724,345
Executive Vice President and Chief Operating Officer	2011	909,990	(29,000 RSUs)	(100,000 options)	796,690	(32,584 PSUs)	261,622	86,421 (8)	6,665,416
	2010	805,847	1,080,126 (25,000 RSUs)	1,731,486 (120,000 options)	839,273	797,160 (28,000 PSUs)	241,026	34,986	5,529,904
	2009	700,480	1,403,499 (45,000 RSUs)	1,195,200 (120,000 options)	809,738	Nil	112,337	30,580	4,251,834
Timo S. Jauristo			991,614	1,448,507		1,189,218
Executive Vice President, Corporate Development	2011	520,717	(20,000 RSUs)	(100,000 options)	456,120	(22,472 PSUs)	151,665	26,608	4,784,449
	2010	439,103	846,091 (20,000 RSUs)	1,415,655 (100,000 options)	493,391	569,400 (20,000 PSUs)	82,119	24,254	3,870,013
	2009	350,240	521,232 (15,000)	860,996 (75,000 options)	97,717	Nil	19,694	7,747	1,857,626
David L. Deisley			1,041,195	1,448,507		1,248,700
Executive Vice President, Corporate Affairs and General Counsel	2011	454,995	(21,000 RSUs)	(100,000 options)	445,984	(23,596 PSUs)	130,432	38,815	4,808,628
	2010	341,275	846,091 (20,000 RSUs)	1,415,655 (100,000 options)	417,093	569,400 (20,000 PSUs)	78,588	23,978	3,692,080
	2009	266,533	460,961 (15,000 RSUs)	747,131 (75,000 options)	164,717	Nil	31,984	16,623	1,687,949
Total Compensation:	2011	4,170,788	7,486,689	7,532,236	4,093,891	8,989,255	1,308,111	334,609	33,915,579
	2010	3,654,242	5,904,675	8,458,639	4,577,851	4,247,724	1,094,228	198,428	28,135,786
	2009	3,112,233	6,224,672	5,440,927	3,648,610	Nil	401,303	155,444	18,983,189

(1)	These amounts represent the market value of RSUs granted to the respective Named Executive Officer. These amounts were calculated by multiplying the number of RSUs by the deemed prices of C$48.16, C$44.50 and C$40.79, and C$35.62 and C$37.82 for the years ended December 31, 2011, 2010 and 2009, respectively and converted to United States dollars at the exchange rate of C$1.00 = US$1.0295, C$1.00 = US$0.9760 and US$0.9740, and C$1.00 = US$0.8756, respectively. This is consistent with the accounting values used in the Company’s financial statements. The dollar amount in this column represents the total value ascribed to the RSUs. See “Long-Term Incentives—Share-Based Awards (RSUs)” on page 75.
(2)	These amounts represent the value of options granted to the respective Named Executive Officer. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were as follows: (i) Risk-free interest rate: 2.0% (2010—1.9%; 2009—2.0%), (ii) Expected option life: 3.0 years (2010—2.9 years; 2009—2.7 years), (iii) Expected volatility: 42.7% (2010—49.6%; 2009—51.9%), and (iv) Dividend yield: <1% (2010—<1%; 2009—<1%). The dollar amount in this column represents the total value ascribed to the stock options. See “Long-Term Incentives—Stock Options” on page 71.

(3)	Bonuses for the year ended December 31, 2011 were determined and awarded in February, 2012 after finalization of the Company’s financial statements for such year. These amounts will be reported as income by the respective Named Executive Officers for 2012. Bonuses for the year ended December 31, 2010 were determined and awarded in February 2011 after finalization of the Company’s financial statements for such year. These amounts will be reported as income by the respective Named Executive Officers for 2011. Bonuses for the year ended December 31, 2009 were determined and awarded in March 2010 after finalization of the Company’s financial statements for such year. These amounts were reported as income by the respective Named Executive Officers for 2010.
(4)	These amounts were calculated by multiplying the number of PSUs granted by the grant date fair value of C$51.31 ($52.92) per PSU (2010—C$29.15 ($28.47) per PSU). The Company used a binomial lattice model for calculating the fair value of the PSUs in the table above. The Company selected the binomial lattice model because of the performance based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used for financial reporting purposes. The key assumptions used under the binomial lattice model that were used for the PSU awards in the table above were as follows: (i) Risk-free interest rate: 3.4% (2010—1.7%), (ii) Annual dividend yield of the Company: 0.5% (2010—0.5%), (iii) Annual dividend yield of the S&P/TSX Global Gold Index: 0.6% (2010—0.5%), (iv) Historical annual volatility of the S&P/TSX Global Gold Index: 24.6% (2010—45.3%), (v) Expected stock-based compensation forfeiture rate: 9.1% (2010—6.8%), (vi) Historical annual volatility of the Company: 44.8% (2010—48.9%), and (vii) performance period expiry date: February 6, 2014 (2010—August 3, 2013). See “Long-Term Incentives – Performance Share Units (PSUs)” on page 68.
(5)	These amounts represent SERP contributions and registered retirement savings plan contributions made by the Company on behalf of the respective Named Executive Officer.
(6)	These amounts represent registered retirement savings plan contributions, employee share purchase plan contributions and various benefit plan premiums made by the Company on behalf of the respective Named Executive Officer.
(7)	$60,962 (C$60,293) of this amount represents legal fees for immigration application services paid by Goldcorp on behalf of Mr. Jeannes.
(8)	$48,280 (C$47,750) of this amount represents legal fees for immigration application services paid by Goldcorp on behalf of Mr. Reid.

The following table shows the total compensation for the NEOs, as well as the total compensation as a percentage of earnings from operations and as a percentage of shareholder equity for the years ended December 31, 2011 and 2010.

	Total Compensation for Named Executive Officers	Total Compensation for Named Executive Officers as a Percentage of Earnings from Operations	Total Compensation for Named Executive Officers as a Percentage of Shareholder Equity
2011	$33,915,579	1.29%	0.16%
2010	$28,135,786	1.91%	0.14%
Change	$5,779,793	-0.62%	0.02%

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2011.

Outstanding Share-Based Awards and Option-Based Awards

as of December 31, 2011

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (1)	Value of unexercised in-the-money options ($) (2)(4)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($) (3)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)
Charles A. Jeannes	120,000 120,000 120,000 30,000 150,000 120,000 660,000	39.77 25.71 37.82 35.62 44.50 48.16	May 20, 2013 May 23, 2017 February 26, 2014 May 11, 2014 May 10, 2015 March 8, 2016	660,046 2,365,974 896,643 290,893 107,682 Nil 4,321,238	96,666	4,418,780	Nil
Lindsay A. Hall	120,000 40,000 120,000 100,000 380,000	39.77 35.62 44.50 48.16	May 20, 2013 May 11, 2014 May 10, 2015 March 8, 2016	660,046 387,858 86,146 Nil 1,134,050	56,000	2,559,863	Nil
Steve P. Reid	120,000 120,000 120,000 100,000 460,000	39.77 35.62 44.50 48.16	May 20, 2013 May 11, 2014 May 10, 2015 March 8, 2016	660,046 1,163,574 86,146 Nil 1,909,766	60,666	2,773,154	Nil
Timo S. Jauristo	75,000 80,000 20,000 100,000 275,000	39.36 44.50 40.79 48.16	June 16, 2014 May 10, 2015 August 10, 2015 March 8, 2016	443,620 57,430 89,381 Nil 590,431	38,333	1,752,272	Nil
David L. Deisley	60,000 50,000 80,000 20,000 100,000 310,000	39.77 35.62 44.50 40.79 48.16	May 20, 2013 May 11, 2014 May 10, 2015 August 10, 2015 March 8, 2016	330,023 484,822 57,430 89,381 Nil 961,656	39,333	1,797,983	Nil

(1)	Prior to May 20, 2008, the Company granted certain stock options with terms of greater than five years. This was permitted under the terms of the Stock Option Plan before it was amended to, among other things, limit the term of stock options to five years.
(2)	Calculated using the closing price of the Common Shares on the TSX on December 30, 2011 of C$45.21 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	Calculated using the closing price of the Common Shares on the TSX on December 30, 2011 of C$45.21.
(4)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.0111.

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the year ended December 31, 2011.

Value Vested or Earned During the Year Ended December 31, 2011

Name	Option-based awards—Value vested during the year ($) (1)(3)	Share-based awards—Value vested during the year ($) (2)(3)	Non-equity incentive plan compensation—Value earned during the year ($)
Charles A. Jeannes	920,708	1,971,892	1,633,883
Lindsay A. Hall	858,626	1,059,153	761,214
Steve P. Reid	858,262	1,099,266	796,690
Timo S. Jauristo	301,683	555,296	456,120
David L. Deisley	419,960	240,490	445,984

(1)	Calculated using the closing price of the Common Shares on the TSX on February 28, 2011 of C$46.41, on May 10, 2011 of C$37.57, on May 11, 2011 of C$46.05, on May 20, 2011 of C$47.50, on June 16, 2011 of C$45.42 and on August 10, 2011 of C$50.54, the dates on which stock options vested during the year ended December 31, 2011, and subtracting the exercise price of in-the-money stock options.
(2)	Calculated using the closing price of the Common Shares on the TSX on February 28, 2011 of C$46.41, on May 10, 2011 of C$37.57, on May 11, 2011 of C$46.05, on May 20, 2011 of C$47.50, on June 16, 2011 of C$45.42 and on August 10, 2011 of C$50.54, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2011.
(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.0111.

The following table provides information regarding stock options exercised and sold by the Named Executive Officers during the year ended December 31, 2011.

Option Exercises During the Year Ended December 31, 2011

Name	Number of options exercised and sold	Option exercise price	Value realized ($) (1)
Charles A. Jeannes	202,800 13,520	25.74 18.82	4,461,912 Nil (2)
Lindsay A. Hall	80,000	35.62	1,446,277
Steve P. Reid	Nil	N/A	N/A
Timo S. Jauristo	Nil	N/A	N/A
David L. Deisley	10,000 5,000 25,000	24.46 24.46 35.62	258,639 141,756 505,550

(1)	Calculated using the sale prices of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices. Converted to United States dollars at the exchange rate of C$1.00 = US$1.0111.
(2)	Common Shares purchased were not sold at the time of exercise.

Termination and Change of Control Benefits

Each of Messrs. Jeannes, Hall, Reid, Jauristo and Deisley have entered into an employment agreement with the Company in connection with their respective appointments as executive officers of the Company which provides for a severance payment as set out in the table below, to be paid if (a) employment is terminated without cause, or (b) there is a change of control of the Company (a “Change of Control” as defined below) and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate the officer’s employment for any reason other than just cause, or (ii) a certain event (“Triggering Events” as defined below) occurs and the NEO elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 24 months for the NEOs other than Mr. Jeannes, or 36 months for Mr. Jeannes from the date of such termination. Any outstanding RSUs and PSUs granted which have not vested at the time of termination shall vest on the date of termination. Any vested benefits earned under the SERP as of the date of termination shall remain subject to the terms of the SERP. In addition, the NEO shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or on an anniversary of the termination date, as set out in each agreement.

“Change of Control”

A “Change of Control” is generally defined in the employment agreements as (a) less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 40% or more of the issued and outstanding Common Shares; (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Company becoming insolvent or the like.

“Triggering Event”

A “Triggering Event” includes (a) an adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; or (e) an increase in the amount of travel the officer is required to conduct on behalf of the Company.

Estimated Incremental Payments on Change of Control, Termination Without Cause and Other Termination

Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, Timo S. Jauristo and David L. Deisley on a Change of Control (with termination of employment), assuming a Triggering Event occurred on December 31, 2011.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	Timo S. Jauristo	David L. Deisley
Severance Entitlement	36 months plus 3x annual bonus (1)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)
Severance Period	36 months	24 months	24 months	24 months	24 months
Severance Payment	4,246,620	1,739,092	1,819,980	1,041,434	909,990
Severance Bonus Payment	6,103,800	1,586,988	1,678,546	986,782	834,186
Unvested Stock Options	992,075	781,820	781,820	475,504	576,004
Unvested RSUs	4,418,780	2,559,863	2,773,154	1,752,272	1,797,983
Unvested PSUs	11,731,560	5,409,740	6,023,261	4,222,566	4,334,314
Benefits (3)	87,557	17,505	20,511	20,802	20,511
SERP	1,592,620	969,509	982,985	244,682	271,018
TOTALS	29,173,012	13,064,517	14,080,257	8,744,042	8,744,006

(1)	Greater of three times annual bonus at target or three times the bonus received in the previous year.
(2)	Greater of two times annual bonus at target or two times the bonus received in the previous year.
(3)	This amount includes health and medical plan premiums.

Termination Without Cause

The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, Timo S. Jauristo and David L. Deisley on termination without cause, assuming a Triggering Event occurred on December 31, 2011.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	Timo S. Jauristo	David L. Deisley
	36 months plus 3x annual bonus (1)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)
Severance Period	36 months	24 months	24 months	24 months	24 months
Severance Payment	4,246,620	1,739,092	1,819,980	1,041,434	909,990
Severance Bonus Payment	6,103,800	1,586,988	1,678,546	986,782	834,186
Unvested Stock Options	992,075	781,820	781,820	475,504	576,004
Unvested RSUs	4,418,780	2,559,863	2,773,154	1,752,272	1,797,983
Unvested PSUs	11,731,560	5,409,740	6,023,261	4,222,566	4,334,314
Benefits (3)	87,557	17,505	20,511	20,802	20,511
SERP	1,592,620	969,509	982,985	244,682	271,018
TOTALS	29,173,012	13,064,517	14,080,257	8,744,042	8,744,006

(1)	Greater of three times annual bonus at target or three times the bonus received in the previous year.
(2)	Greater of two times annual bonus at target or two times the bonus received in the previous year.
(3)	This amount includes health and medical plan premiums.

Other Termination

The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, Timo S. Jauristo and David L. Deisley on voluntary termination, termination with cause, retirement, termination upon death or termination upon disability if the NEO has not recovered within 24 months of the disability, assuming a Triggering Event occurred on December 31, 2011.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	Timo S. Jauristo	David L. Deisley
Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause	Nil	Nil	Nil	Nil	Nil
Retirement	Nil	Nil	Nil	Nil	Nil
Termination upon Death	Nil	Nil	Nil	Nil	Nil
Termination upon Disability(1)	Nil	Nil	Nil	Nil	Nil
TOTALS	Nil	Nil	Nil	Nil	Nil

(1)	If the NEO suffers a permanent disability, and continues to suffer from a permanent disability for greater than 24 months, the Company may, subject to applicable human rights legislation, terminate the NEO’s employment provided that the NEO receives the same amount as if the NEO was terminated without cause. A “permanent disability” is considered to be any physical or mental incapacity, disease or affliction which prevents the NEO from performing substantially all of his obligations as an executive officer and has existed for a period of 180 days in any period of 365 days.

In addition, in the event that Mr. Jeannes reaches a total of 15 years of service with the Company or any affiliate, predecessor or successor corporation or entity, including service as a member of the Board, and inclusive of time represented by any severance payments in the event of termination, Mr. Jeannes will be entitled to receive from the Company medical and dental health insurance coverage benefits equivalent to those benefits provided to U.S. employees of Goldcorp for the rest of his life. As of April 1, 2014, Mr. Jeannes will have 15 years of service with Goldcorp or any of its affiliates or predecessor corporations and be entitled to such benefits.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the year ended December 31, 2011. Such compensation plans include the Stock Option Plan, the Restricted Share Plan as well as two compensation plans inherited by the Company in connection with various acquisitions over the past several years. Options are no longer issuable pursuant to such inherited plans.

Equity Compensation Plan Information as of December 31, 2011

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	17,268,712 – options 727,500 – RSUs	C$41.92 ($42.39) (3) C$45.64 ($46.15) (3)	15,425,172 – options 2,246,942 – RSUs
Equity compensation plans not approved by securityholders	305,450	C$17.37 ($17.56) (3)	Nil
Total	18,301,662	C$41.66 ($42.13) (3)	17,672,114

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and RSUs.
(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under the current Stock Option Plan of 46,500,000 and upon exercise of RSUs under the Restricted Share Plan of 4,190,276.
(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.0111.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s directors or executive officers, or former directors or executive officers, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2011, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2011; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2011, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited annual consolidated financial report and management’s discussion and analysis for the year ended December 31, 2011, can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com. Shareholders may also contact the Manager, Corporate Communications of the Company by phone at (604) 696-3050 or by e-mail at info@goldcorp.com to request copies of these documents free of charge.

CONTACTING GOLDCORP’S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1.	writing to:	Vice-Chairman and Lead Director Goldcorp Inc. 3400 Park Place 666 Burrard Street Vancouver, BC V6C 2X8

2.	calling:	1-866-696-3055 or (604) 696-3055

3.	emailing:	directors@goldcorp.com

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian W. Telfer”
Ian W. Telfer
Chairman of the Board

Vancouver, British Columbia

March 20, 2012

SCHEDULE “A”

GOLDCORP INC.

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:

a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

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C.	Strategy and Plans

The Board has the responsibility to:

i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

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iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	approve and act as the guardian of the Company’s corporate values, including:

a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy, and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:

a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

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b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual; and

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.

ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	to disclose information vital to the business of the Company in the possession of a director;

ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

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SCHEDULE “B”

SHAREHOLDER PROPOSAL

Goldcorp makes every effort to be responsive to concerns expressed by its shareholders by engaging in dialogues, participating in issuer/investor working groups and adopting policies or initiatives responsive to shareholder concerns when the Company concludes that doing so is in the best interests of all shareholders. In addition to the opportunities available during the Meeting, the Company encourages shareholders to communicate with management and the Board. Any shareholder wishing to communicate with management, the Board or an individual director should send a request to the Corporate Secretary as described on page 94 in this Management Information Circular.

Mary Swain, Treasurer, Loretto Literary and Benevolent Institution, 515 Nerinx Road, Nerinx KY, 40049, owner of 100 Common Shares, Kathryn Anderson, RR#3, Tatmagouche, Nova Scotia, B0K 1V0, owner of 10 Common Shares, and Constance Kane, Vice President and Chief Operating Officer, Unitarian Universalist Service Committee, 689 Massachusetts Ave., Cambridge, MA 02139-3302, owner of 120 Common Shares, have submitted the following proposal for consideration at the Meeting:

WHEREAS inadequate mine closure and post-closure risk long-term impacts on the water, food, housing and health of surrounding communities;

WHEREAS the communities surrounding the Marlin mine are particularly vulnerable to inadequate closure and post-closure due to the potential for:

•	pollution from heavy metals that are potentially toxic to humans and wildlife;

•	acid mine drainage which leaves water and soil unusable for drinking and agriculture;

•	permanent environmental damage, jeopardizing subsistence farming as a means of survival;

•	tailings ponds to spill, leak, or break; and

•	climate change effects to exacerbate these risks.

WHEREAS Goldcorp’s Human Rights Assessment for the Marlin mine recommends that it:

•	provide adequate financial assurance for unanticipated closure;

•	review mine closure time frame and costs; and

•	consult with communities with respect to all aspects of the closure plan.

WHEREAS Goldcorp estimates closure costs for the Marlin mine to be US$17 million;

WHEREAS a recent study undertaken by a panel of experienced engineers, based on available information, estimates closure costs to be US$49 million;

WHEREAS Goldcorp has a surety bond for the Marlin mine of only US$1 million;

WHEREAS the current surety bond is insignificant relative to independently estimated reclamation costs, exposing affected communities to significant long-term environmental risk;

WHEREAS the publicly available information regarding Goldcorp’s closure and post-closure plans for the Marlin mine are insufficient because:

•	the Social and Environmental Impact Assessment for the Marlin mine does not provide sufficient detail regarding mine closure plans, costs and timelines;

•	Goldcorp has not disclosed its current closure plans and related management plans;

•	Goldcorp has not disclosed the full extent of the mine expansion, including length, depth, and location of all existing drill holes, access roads and drill pads; and

•

there is no account for how current closure and post-closure costs for the Marlin mine have been estimated, including details of the new water treatment plant that may need to operate indefinitely to mitigate against acid mine drainage.

WHEREAS Goldcorp’s claims about ongoing reclamation measures have not been independently verified;

WHEREAS Goldcorp was deleted from the Dow Jones Sustainability Index in September 2011, in the context of ongoing allegations of environmental contamination in the Marlin mine;

WHEREAS recent court decisions have awarded significant damages against extractive companies for inadequate environmental clean-up;

WHEREAS inadequate closure and post-closure plans expose Goldcorp to liability through potential litigation for damages to the community and environment.

BE IT RESOLVED THAT BY NOVEMBER 1, 2012:

1.	Goldcorp sets aside an independently guaranteed financial surety commensurate with the estimated US$49 million cost of closing the mine;

2.	Goldcorp fully and publicly discloses a comprehensive account of its current mine closure and post-closure plans;

3.	Goldcorp discloses future updates to its mine closure plans and provides ongoing disclosure of its reclamation measures in its annual reports; and

4.	Goldcorp begins consulting with the community regarding closure and post-closure plans.

Management Comment

Management believes that adoption of the resolution as proposed by the Loretto Literary Benevolent Institution, Ms. Anderson and the Unitarian Universalist Service Committee is not in the best interests of the Company or its shareholders and recommends that shareholders vote against the resolution.

Goldcorp is committed to developing, operating, and closing all of its mining properties in a sustainable manner. All of Goldcorp’s operations have closure plans in place which are reviewed annually to ensure that they are current and reflect any changes that may have occurred during the prior year. The Company is committed to implementing closure plans that are designed to prevent long term adverse impacts on the environment (e.g., water, air and soil) and the surrounding communities (e.g., food, housing, education, and health). The closure goal for all of our sites is to establish healthy ecosystems, a productive land use, and sustainable socio-economic conditions following mine closure.

The Company recommends that shareholders vote against the proposal because the statements offered as the basis for the proposed resolution are incomplete, inaccurate, and biased. Moreover, the study cited is premised on outdated data, applies inappropriate cost data, does not consider the Company’s concurrent reclamation activities at the Marlin mine, and does not do take into account the Company’s current and planned operational developments at the Marlin mine.

The Company accrues reclamation and closure cost obligations relating to all of its operating and inactive mines and development projects annually. As of December 31, 2011, the present value of the closure obligations related to the Company’s operating and inactive mines and development projects is estimated at US$395 million in 2011, compared to US$360 million in 2010. The difference in the accrual provision from 2010 to 2011 is due to cost inflation, an increase in the quantity of land being used for operations, offset by closure work completed during the year. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

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More information with respect to the Company’s reclamation and closure costs is presented in footnote 24 to the Company’s financial statements which are available at www.sedar.com or on the Company’s website at www.goldcorp.com

In addition to the reclamation of land developed by the Company in its operations, lands used by historic operations also are being reclaimed by the Company. For example, at the Porcupine mine in Ontario, the Company’s environmental team transformed an abandoned historic mine site into flourishing habitat for bears and honey bees. The work included stabilization of the site and placement of biosolids as growth material that now hosts wild grasses, trees and shrubs. In collaboration with the local Aboriginal community, the team learned how to integrate traditional knowledge and modern rehabilitation techniques with award-winning results. The Canadian Land Reclamation Association awarded the project the national 2011 Tom Peters Memorial Mine Reclamation Award.

With respect to the Marlin mine, as of December 31, 2011, the undiscounted value of the estimated cost of closure was US$27.6 million. The present value accrual recorded in the Company’s financial statements was US$17 million related to the closure of the mine. The discrepancy between the Company’s cost estimate and the US$49 million figure cited in the study referenced in the proposal results from the following factors, among others:

•	The study assumes indefinite operation of the mine’s existing water treatment plant, which the Company believes is not appropriate.

•	The study uses unit costs prevailing in the State of Nevada, which are higher than the costs in Guatemala and has the effect of inflating the final labour and equipment cost estimates.

Moreover, the Company is in the process of permitting a revised development plan for the mine which is expected to further reduce closure costs. Under this plan, filtered tailings will be placed in the Marlin pit; backfilling the pit with material extracted from the underground mine. As part of the permitting process, the Company is consulting with local communities regarding the revised mine development plan and the resulting changes in the closure plan.

Our Corporate policy is to engage stakeholders in consultation as early as possible in the process of evaluating the mineral potential of a property. Very few properties that are identified as prospective for mineral development actually prove to have sufficient quantities of mineral to justify the development and operation of a mine. As the development of the Marlin mine illustrates, even at those properties where a mine is built, mine development plans frequently change during the operating life of the mine as conditions change. Necessarily, the closure plans developed when a mine is being permitted describe closure concepts that will be implemented. As the mine develops, the closure measures to be implemented are refined as well. Through consultation with community stakeholders during the mine’s operating period, especially with respect to sustainable community development initiatives, the Company becomes aware of the community stakeholders’ objectives for their community. This information informs the modification of the closure plan over time. Several years prior to the suspension of operations, the Company will initiate consultation with local stakeholders specifically with respect to a final, detailed closure plan for the site. In this consultation process, information regarding the closure plan is shared with stakeholders and stakeholders are provided adequate time to provide comments on the plan considering their vision of their community’s future.

The Company confirms its commitment to be responsive to shareholder concerns and recognizes that the spirit of the Shareholder Proposal is to increase transparency of the information related to the closure planning process at Marlin. While the Company disagrees with the statements in the preamble, the estimate of the closure costs for Marlin, and the proposal to publish updates in the Company’s annual report, the Company agrees with the following principles:

•	Developing in collaboration with local communities and the appropriate regulatory authorities rehabilitation and closure plans for all of its operating mines and development projects.

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•	Estimating the cost of implementing the rehabilitation and closure plans assuming third party implementation of the plans.

•

Providing financial assurance, where required, in the amount of the estimated cost of implementing the rehabilitation and closure plans. Typically, the Company provides financial assurance by posting irrevocable letters of credit in favour of the government where the mine or site is located. As of February 29, 2012, letters of credit in the total amount of US$336.9 million had been issued on behalf of the Company to provide financial assurance for its rehabilitation and closure obligations.

•

Public disclosure of the Company’s closure plans and updates to those closure plans. The Company’s plan is that the plans be made available on the Company’s website in the area describing each operation or project.

For all of the reasons outlined above, the Board recommends that you vote AGAINST this proposal.

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Any questions and requests for assistance may be directed to the

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